Exhibit 99.50

CYBIN INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED MARCH 31, 2020

JANUARY 22, 2021

-i-

GENERAL

In this annual information form (this “AIF”) unless otherwise noted or the context indicates otherwise, references to the “Company”, “we”, “us” and “our” refer to Cybin Inc. and its subsidiaries.

All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise noted herein, this AIF applies to the business activities and operations of the Company for the year ended March 31, 2020, as updated to January 22, 2021, unless otherwise indicated.

All dollar amounts in this AIF are expressed in Canadian dollars, except as otherwise indicated. References to US$ or “U.S. dollars” are to United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF, and certain documents incorporated by reference in this AIF, contain forward-looking information and forward-looking statements within the meaning of Canadian securities legislation (“forward-looking statements”). All statements other than statements of historical fact contained in this AIF and in documents incorporated by reference in this AIF, including, without limitation, those regarding the future financial position and results of operations, strategy, plans, objectives, goals, targets and future developments of the Company in the markets where the Company participates or is seeking to participate, and any statements preceded by, followed by or that include the words “considers”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology, are forward-looking statements.

Forward-looking statements and information include, without limitation, the information concerning possible or assumed future results of operations of the Company set out under “General Development of the Business” and “Description of the Business”, including statements regarding:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;

•	the Company’s expectations regarding the market for psilocybin and nutraceutical products;

•	the Company’s expectations regarding legislation, regulations and licensing related to the import, export, processing and sale of psilocybin and nutraceutical products;

•	the approval of regulatory bodies of psychedelic substances including psilocybin, for the treatment of various health conditions;

•	the healthcare industry in Jamaica, Canada and the United States;

•	the ability to enter and participate in international market opportunities;

•	the ability to secure inventory through long-term supply contracts or otherwise;

•	product diversification and future corporate development;

•	anticipated results of research and development;

•	production capacity expectations including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	expectations with respect to future expenditures and capital activities; and

•	statements about expected use of proceeds from fundraising activities.

These statements are not historical facts, but instead represent only the Company’s expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this AIF and in documents incorporated by reference in this AIF are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. These forward-looking statements are made as of the date of this AIF and the Company assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by law.

The forward-looking statements in this AIF and in documents incorporated by reference in this AIF are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future, including assumptions regarding business and operating strategies, and the Company’s ability to operate on a profitable basis. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report, except as may be required by law.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:

•	novel coronavirus “COVID-19”;

•	limited operating history;

•	achieving publicly announced milestones;

•	speculative nature of investment risk;

•	early stage of the industry and product development;

•	regulatory risks and uncertainties

•	Jamaican operations;

•	emerging market risk;

•	plans for growth;

•	limited products;

•	limited marketing and sales capabilities;

•	no assurance of commercial success;

•	no profits or significant revenues;

•	reliance on third parties for clinical development activities;

•	risks related to third party relationships;

•	reliance on contract manufacturers;

•	commercial grade product manufacturing;

•	safety and efficacy of products;

•	clinical testing and commercializing products;

•	completion of clinical trials;

•	nature of regulatory approvals;

•	unfavourable publicity or consumer perception;

•	social media;

•	biotechnology and pharmaceutical market competition;

•	reliance on key executives and scientists;

•	employee misconduct;

•	business expansion and growth;

•	negative results of external clinical trials or studies;

•	product liability;

•	enforcing contracts;

•	product recalls;

•	distribution and supply chain interruption;

•	difficulty to forecast;

•	promoting the brand;

•	product viability;

•	success of quality control systems;

•	reliance on key inputs;

•	liability arising from fraudulent or illegal activity;

•	operating risk and insurance coverage;

•	costs of operating as public company;

•	management of growth;

•	conflicts of interest;

•	foreign operations;

•	cybersecurity and privacy risk;

•	environmental regulation and risks;

Risks Related to Intellectual Property:

•	trademark protection;

•	trade secrets;

•	patent law reform;

•	patent litigation and intellectual property;

•	protection of intellectual property;

•	third-party licenses;

•	inadequate internal controls;

Financial and Accounting Risks:

•	substantial number of authorized but unissued common shares;

•	dilution;

•	negative cash flow from operating activities;

•	additional capital requirements;

•	lack of significant product revenue;

•	estimates or judgments relating to critical accounting policies;

Risks related to the Common Shares:

•	market for the common shares;

•	significant sales of common shares;

•	volatile market price for the common shares;

•	tax issues; and

•	no dividends.

In addition to the factors set out above, and those identified in this AIF under “Risk Factors”, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

MARKET AND INDUSTRY DATA

This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources. The Company does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable Canadian securities laws.

REGULATORY

The Company sponsors research and development on psychedelic molecules, including psilocybin, and is focused on developing and commercializing psychedelic-inspired regulated medicines. No product will be commercialized prior to applicable legal or regulatory approval.

The Canadian and United States federal governments regulate drugs. Psilocybin is currently a Schedule III drug under the Controlled Drug and Substances Act (Canada) (the “CDSA”) and a Schedule I drug under the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”). Unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948.

Health Canada and the Food and Drug Administration in the United States have not approved psilocybin as a drug for any indication. The Company does not deal with psychedelic substances except indirectly within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop potential treatments for medical conditions and, further, does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local counsel engaged in every jurisdiction in which it operates. See “Compliance Program”. Additionally, the Company has received legal opinions or advice in each jurisdiction where it currently operates regarding (a) compliance with applicable regulatory frameworks and (b) potential exposure and implications arising from applicable laws in jurisdictions where the Company has operations or intends to operate.

For these reasons, the Company may be (a) subject to heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities, (b) susceptible to regulatory changes or other changes in law, and (c) subject to risks related to drug development, among other things. There are a number of risks associated with the business of the Company. See “Risk Factors” herein.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamines, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamines, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this AIF, the following terms, when used in this AIF, will have the following meanings (unless otherwise indicated):

“Adelia” has the meaning set out in General Development of the Business – History of the Company.

“Adelia Milestones” has the meaning set out in General Development of the Business – History of the Company

“Adelia Shareholders” has the meaning set out in General Development of the Business – History of the Company.

“Adelia Transaction” has the meaning set out in General Development of the Business – History of the Company.

“affiliate” means a company that is affiliated with another company as described below. A company is an “affiliate” of another company if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same person.

A company is “controlled” by a person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that person, and

(b)	the voting securities, if voted, entitle the person to elect a majority of the directors of the company.

A person beneficially owns securities that are beneficially owned by:

(a)	a company controlled by that person, or

(b)	an affiliate of that person or an affiliate of any company controlled by that person.

“Agency Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Agents” has the meaning set out in General Development of the Business – History of the Company.

“Agents’ Fee” has the meaning ascribed thereto in General Development of the Business – History of the Company.

“Agents’ Cash Fee” has the meaning ascribed thereto in General Development of the Business – History of the Company.

“Amalco” means the company resulting from the amalgamation of Cybin and Subco pursuant to the Amalgamation.

“Amalgamation” means the amalgamation of Subco and Cybin pursuant to Section 174 of the OBCA on the terms and subject to the conditions of the Amalgamation Agreement, which resulted in the reverse takeover of the Company.

“Amalgamation Agreement” means the Amalgamation Agreement dated as of June 26, 2020 among Cybin, Clarmin and Subco relating to the Amalgamation, as amended on October 21, 2020, a copy of which is available under the Company’s profile on the SEDAR website at www.sedar.com.

“API” means the pharmaceutically acceptable psychedelic agent psilocybin or psilocin or a combination thereof.

“Arlington Property” means with the three contiguous mineral claims covering approximately 649.31 hectares, located approximately 17 km north of Beaverdell and 67 km south of Kelowna, British Columbia.

“Associate” has the meaning set out in Section 1(1) of the Securities Act (Ontario), RSO 1990, c.S.5.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“Benton Property” has the meaning ascribed thereto in General Development of the Business – History of the Company.

“Board” means the board of directors of Clarmin prior to the Transaction and the board of directors of the Company following the Transaction.

“Broker Warrants” has the meaning set out in General Development of the Business – History of the Company.

“Canadian FDA” has the meaning set out in Description of the Business – Stage of Development of Principal Products.

“Canadian Regulations” has the meaning set out in Description of the Business – Regulatory Environment.

“CCPS Agreement” has the meaning ascribed set out in General Development of the Business – History of the Company.

“CDSA” means the Controlled Drugs and Substances Act (Canada).

“cGMP” has the meaning set out in Risk Factors—Reliance on Contract Manufacturers.

“CIPO” means Canadian Intellectual Property Office.

“Clarmin” means Clarmin Explorations Inc., as a company existing, prior to the Transaction, under the BCBCA via articles of incorporation dated October 13, 2016, and continued under the OBCA on November 4, 2020 in connection with the Transaction.

“Clarmin Consideration Shares” means the 129,150,254 Common Shares issued to shareholders of Cybin in connection with the Amalgamation (including 60,000,000 Common Shares issued to participants in the Cybin Private Placement).

“Clarmin Disposition” means the disposition of all of Clarmin’s mining assets and related liabilities.

“Clarmin Purchase Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Clarmin Shares” means the authorized common shares in the capital of Clarmin, as constituted prior to the Clarmin Consolidation.

“Class B Share” has the meaning set out in General Development of the Business – History of the Company.

“Clinical Trials” has the meaning set out in Description of the Business – Regulatory Environment.

“CMOs” has the meaning set out in Risk Factors—Reliance on Contract Manufacturers.

“Co-Lead Agents” has the meaning set out in General Development of the Business – History of the Company.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Cybin Inc., a company existing under the OBCA, being Clarmin after the completion of the Transaction, on a consolidated basis which carries on the business and operations of Cybin, following the Transaction.

“Consolidation” has the meaning set out in Corporate Structure.

“Contribution Agreement” has the meaning set out in General Development of the Business – History of the Company.

“COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2).

“CSA” means the Controlled Substances Act (21 U.S.C. § 811).

“CSE” means the Canadian Securities Exchange.

“CSIEA” has the meaning set out in Risk Factors – Regulatory Risks and Uncertainties.

“Cybin” means Cybin Corp., prior to giving effect to the Transaction, a corporation existing under the OBCA, which, pursuant to the Transaction, amalgamated with Subco to form Amalco under the name “Cybin Corp.” and became a wholly-owned subsidiary of the Company.

“Cybin Options” means the issued and outstanding options under the Equity Incentive Plan, each Cybin Option being exercisable for one Common Share.

“Cybin Private Placement” has the meaning set out in General Development of the Business – History of the Company.

“Cybin Shares” means the common shares in the capital of Cybin.

“Cybin U.S.” means Cybin U.S. Holdings Inc.

“DDA” has the meaning set out in Description of the Business – Regulatory Environment – Jamaica.

“DEA” has the meaning set out in Description of the Business – Regulatory Environment – United States.

“DIN-HM” has the meaning set out in Description of the Business – Regulatory Environment – Canada.

“DSHEA” has the meaning set out in Description of the Business – Regulatory Environment – United States.

“Escrow Agreement” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.

“Escrowed Securities” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.

“Equity Incentive Plan” means the Company’s omnibus equity incentive plan adopted by the Board on November 5, 2020.

“FDA” has the meaning set out in Description of the Business.

“FFDCA” has the meaning set out in Description of the Business – Stage of Development of Principal Products.

“GMP” has the meaning set out in Description of the Business – Regulatory Environment – Canada.

“Guidelines” has the meaning set out in Description of the Business – Regulatory Environment – Jamaica.

“HPFB” has the meaning set out in Description of the Business – Regulatory Environment – Canada.

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as amended from time to time.

“IMP” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning.

“IND” has the meaning set out in Description of the Business – Regulatory Environment – United States.

“IntelGenx” has the meaning set out in General Development of the Business – History of the Company.

“IntelGenx Agreement” has the meaning set out in General Development of the Business – History of the Company.

“IRB” has the meaning set out in Description of the Business – Regulatory Environment – United States.

“Jamaica FDA” has the meaning set out in Description of the Business – Regulatory Environment – Jamaica.

“Listing Date” means November 10, 2020, the date of listing of the Common Shares on the NEO Exchange.

“Listing Statement” means the NEO Exchange Form 1 Listing Statement dated November 9, 2020, as filed on SEDAR November 9, 2020, which has been filed as required in accordance with the policies of the NEO Exchange.

“Lonacas” has the meaning set out in General Development of the Business – History of the Company.

“LottoGopher” has the meaning set out in Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies.

“MDA” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.

“MDD” has the meaning set out in Description of the Business.

“MDR” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.

“MHRA” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.

“MIA(IMP)” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.

“Mineral Property Agreement” has the meaning set out in General Development of the Business – History of the Company.

“MOH” has the meaning set out in Description of the Business – Regulatory Environment – Jamaica.

“Natures Journey” means Natures Journey Inc., an Ontario corporation incorporated as a wholly-owned subsidiary of the Company.

“NDA” has the meaning set out in Research and Development – United States.

“NDS” has the meaning set out in Research and Development – Canada.

“NEO” means a Named Executive Officer as such term is defined in Form 51-102F6 – Statement of Executive Compensation under NI 51-102.

“NEO Exchange” means Neo Exchange Inc.

“NHPs” has the meaning set out in Description of the Business – Stage of Development of Principal Products.

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“NLEA” has the meaning set out in Description of the Business – Regulatory Environment – United States.

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings.

“NPN” has the meaning set out in Description of the Business – Regulatory Environment – Canada.

“OBCA” means the Business Corporations Act (Ontario), as amended.

“Option” means an option to purchase Common Shares granted pursuant to the Equity Incentive Plan.

“Order” has the meaning set out in Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies.

“Pharmaceutical Ingredient Provider” has the meaning set out in General Development of the Business – History of the Company.

“Product Line” has the meaning set out in Description of the Business.

“PTSD” has the meaning set out in Description of the Business.

“Regulations” has the meaning set out in Description of the Business – Regulatory Environment – Jamaica.

“Release Conditions” has the meaning set out in General Development of the Business – History of the Company.

“Reverse Takeover” has the meaning set out in NI 51-102.

“Section 56 Exemption” has the meaning set out in Description of the Business – Regulatory Environment – Canada.

“Serenity Life” means Serenity Life Sciences Inc., an Ontario corporation incorporated as a wholly-owned subsidiary of the Company.

“Smart Medicines” has the meaning set out in General Development of the Business – History of the Company.

“Smart Medicines Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Subco” means 2762898 Ontario Inc., a wholly-owned subsidiary of Clarmin, incorporated for the purposes of effecting the Amalgamation.

“Sublingual Film” means the pharmaceutically acceptable sublingual film formulation using oral film drug delivery technology in respect of the API psilocybin for each of the four following strengths of such API: 1, 3, 5 and 7 mg.

“Subscription Receipts” means the subscription receipts of Cybin issued pursuant to the Cybin Private Placement.

“Supply Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Support Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Synergex” has the meaning set out in Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies.

“TPD” has the meaning set out in Description of the Business – Regulatory Environment – Canada.

“Transaction” means the three-cornered amalgamation among Clarmin, Cybin and Subco pursuant to the terms of the Amalgamation Agreement, which constituted a Reverse Takeover of Clarmin by Cybin.

“TSXV” means the TSX Venture Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“UWI” means the University of the West Indies.

“Veristat” means Veristat LLC.

“Warrants” means warrants to purchase Common Shares.

“West Indies Agreement” has the meaning set out in General Development of the Business – History of the Company.

CORPORATE STRUCTURE

Name, Address and Incorporation

Cybin Inc. (the “Company”) was incorporated under the BCBCA on October 13, 2016 under the name “Clarmin Explorations Inc.”.

On January 8, 2018, the Company completed its initial public offering of common shares in the capital of the Company (the “Common Shares”), pursuant to which the Company issued 3,500,000 Common Shares at a price of $0.10 per Common Share for gross proceeds of $350,000. The Common Shares were listed on the TSXV on January 8, 2018 under the symbol “CX”.

Subco was incorporated under the OBCA on June 26, 2020 for the purposes of effecting the Amalgamation.

On November 2, 2020, in connection with the Transaction, Clarmin consolidated its outstanding Clarmin Shares on a 6.672 old for one (1) new basis (the “Consolidation”).

Upon closing of the Transaction, on November 5, 2020: (i) the Company (then Clarmin) and Cybin completed a series of transactions resulting in a reorganization of Cybin and the Company and pursuant to which the Company became the direct parent and sole shareholder of Cybin; (ii) the Company changed its year end from July 31 to March 31; and (iii) the Company was continued under the OBCA by Certificate and Articles of Continuance and changed its name to “Cybin Inc.”

The Transaction constituted a Reverse Takeover of the Company by Cybin, with Cybin as the reverse takeover acquirer and the Company as the reverse takeover acquiree, under applicable securities laws and for accounting purposes under IFRS.

The Clarmin Shares were listed on the TSXV until November 5, 2020 when they were delisted from the TSXV in connection with the completion of the Transaction. The Company’s Common Shares commenced trading on the NEO on November 10, 2020, under the symbol “CYBN”.

On December 4, 2020, the Company entered into the Contribution Agreement with Cybin, Cybin U.S., and all of the Adelia Shareholders whereby Cybin U.S. agreed to purchase from the Adelia Shareholders all of the issued and outstanding Adelia Shares in exchange for the Class B Shares. The Adelia Transaction closed on December 14, 2020.

The Company’s registered office and head office is located at 100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9.

Intercorporate Relationships

Cybin was incorporated under the OBCA on October 22, 2019. Pursuant to the Amalgamation, Cybin amalgamated with Subco to form Amalco under the name “Cybin Corp.”, which is a wholly-owned subsidiary of the Company.

Natures Journey, a wholly-owned, subsidiary of the Company, was formed under the OBCA on November 6, 2019. All of the Company’s business operations pertaining to nutraceutical products are conducted through Natures Journey.

Serenity Life, a wholly-owned, subsidiary of the Company, was formed under the OBCA on November 6, 2019. Certain of the Company’s business operations pertaining to psilocybin research and development are conducted through Serenity Life.

Cybin U.S., a fully-controlled subsidiary of the Company, was formed under the law of the State of Nevada on December 4, 2020. Certain of the Company’s business operations pertaining to psilocybin research and development are conducted through Cybin U.S.

As further described below, the Company intends to expand its business operations in Jamaica, at which time it will incorporate certain Jamaican subsidiaries.

The following chart sets out all the Company’s material subsidiaries as at the date hereof, their jurisdictions of incorporation and the Company’s direct and indirect voting interest in each of these subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

On November 5, 2020, Cybin completed its Reverse Takeover of Clarmin pursuant to the terms of the Amalgamation Agreement. The Transaction was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the OBCA whereby Cybin amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Company. With the completion of the Transaction the Common Shares became listed for trading on the NEO Exchange under the trading symbol CYBN and were delisted from the facilities of the TSXV. In connection with the completion of the Transaction:

•

the Company acquired all of the shares of Cybin from the holders thereof in exchange for the issuance of Common Shares (on a post-Consolidation basis) on a one-for-one basis, and all existing convertible securities of Cybin became convertible or exercisable into Common Shares rather than into Cybin Shares;

•	the Company continued to the OBCA from the BCBCA and changed its name to “Cybin Inc.”;

•	the directors and officers of the Company resigned and were replaced with nominees of Cybin;

•	the financial year end of the Company became March 31, being the financial year end of Cybin;

•	Zeifmans LLP, being the auditor of Cybin, was appointed as the auditor of the Company; and

•	Cybin became a wholly-owned subsidiary of the Company and the business of Cybin became the business of the Company.

Additional details regarding the Transaction and the business of the Company can be found in the Company’s Listing Statement as filed on SEDAR on November 9, 2020.

History of the Company

The Company was incorporated under the BCBCA on October 13, 2016. Prior to the Transaction, the Company was engaged in the exploration and development of mineral properties in Canada. On January 8, 2018, the Company completed its initial public offering of the Company’s common shares. The Company issued 3,500,000 common shares at a price of $0.10 per share for gross proceeds of $350,000. The Company’s common shares were listed on the TSXV on January 8, 2018 under the symbol “CX”.

On April 27, 2017, the Company entered into a mineral property option agreement (the “Mineral Property Agreement”) to acquire a 100% interest in the Arlington Property located in British Columbia. As per terms of the Mineral Property Agreement, the Company made cash payments of $20,000 and was due to make cash payments of $85,000 and issue 500,000 Clarmin Shares by April 27, 2020. On March 28, 2019, the Company elected to terminate the Mineral Property Agreement and wrote off $20,000 of acquisition costs related to the Arlington Property. The Company has no further commitments related to the Arlington Property.

On March 7, 2019, the Company entered into a purchase agreement (the “Clarmin Purchase Agreement”) to acquire a 100% interest in three tenures totaling 1,285 hectares (the “Benton Property”) located in New Brunswick, Canada. As per the Clarmin Purchase Agreement, the Company issued 500,000 Clarmin Shares, fair valued at $55,000, and made a cash payment of $35,000 and then held a 100% interest in the Benton Property. On July 15, 2020, the Company entered into a purchase agreement to sell its 100% interest in the Benton Property. The Company has no further commitments related to the Benton Property.

On January 28, 2020, Cybin entered into an agreement with the Canadian Centre for Psychedelic Science (the “CCPS Agreement”) to act as an exclusive advisor to Cybin and to progress certain clinical trials and treatment protocols. Under the CCPS Agreement, the Company is provided with early access to any data from psychedelic studies and research the Canadian Centre for Psychedelic Science conducts, including a study to determine the safety and efficacy of psilocybin-based microdosing through a Canadian and European clinical study which could lead to a Company owned and funded clinical trial targeting anxiety, ADHD and overall cognitive flexibility. This study aims to become the first Health Canada approved study to determine the safety and efficacy of microdosing psilocybin.

On May 15, 2020, Cybin entered into an agreement with Maypro Industries LLC to acquire exclusive rights for formulations using Active Hexose Correlated Compound which is one of the world’s most researched specialty immune supplements supported by 20 human clinical studies, by over 30 papers published in PubMed-indexed journals and by more than 100 pre-clinical and in vitro studies.1

On June 24, 2020, Cybin entered into a professional services agreement (the “Smart Medicines Agreement”) with Smart Medicines GMP Inc. (“Smart Medicines”) whereby Smart Medicines would provide research and development of proprietary drug formulations and natural health products. Smart Medicines was also engaged to create a drug master file of synthetic API and novel compounds for the Company (the “Deliverables”). Pursuant to the Smart Medicines Agreement, any intellectual property developed is exclusively owned by the Company. Ongoing COVID-19 restrictions in the Province of Quebec resulted in the frustration of the contract with Smart Medicines being unable to provide the Deliverables to the Company. On January 11, 2021, the Company provided the requisite 30-days notice to Smart Medicines of its decision to terminate the Smart Medicines Agreement. With the acquisition of Adelia, the Company secured an alternative to the Smart Medicine Deliverables and now has in-house ability to develop molecules which can be scaled to GMP quantities.

On June 26, 2020, the Company entered into the Amalgamation Agreement with Cybin and Subco in connection with the Transaction.

On June 30, 2020, Cybin entered into a supply agreement (the “Supply Agreement”) with an active pharmaceutical ingredient provider in the United States (the “Pharmaceutical Ingredient Provider”). Pursuant to the Supply Agreement, the Pharmaceutical Ingredient Provider agreed to supply to the Company pharmaceutical 25g API produced under current Good Manufacturing Practices (“cGMP”) conditions. The Company will use such API for research and development purposes in connection with: (i) the Company’s clinical trials in Jamaica with the UWI; and (ii) the Sublingual Film development pursuant to the IntelGenx Agreement. Moreover, the API can be shipped to any academic or research facility with a drug establishment license, which is subject to receipt of all necessary approvals. The Pharmaceutical Ingredient Provider also has partnerships with several academic institutions.

On July 3, 2020, Cybin entered into a feasibility agreement (the “IntelGenx Agreement”) with IntelGenx Corp. (“IntelGenx”). IntelGenx is a TSX listed drug delivery company that owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients. Pursuant to the IntelGenx Agreement, IntelGenx has the sole and exclusive right to manufacture the Sublingual Film. IntelGenx is equipped with state-of-the-art operating lines offering great flexibility to design customized-film products with volumes ranging from R&D test quantities to millions of commercial film units. Pursuant to the IntelGenx Agreement, the Company has worldwide commercialization rights for the Sublingual Film.

[1]	https://www.ahcc.net/.

On July 15, 2020, the Company entered into an agreement with 1257172 B.C. LTD. to dispose of all of its mining assets and related liabilities (the “Clarmin Disposition”). On August 13, 2020, at the annual and special shareholders meeting of the Company, the shareholders approved the Clarmin Disposition, including the disposition of the 100% interest in the Benton Property. The Clarmin Disposition closed on November 4, 2020.

On July 16, 2020, Cybin entered into a memorandum of understanding with the UWI, Caribbean Institute for Health Research (an affiliate of the UWI) and the Scientific Research Council of Jamaica (the “West Indies Agreement”). Pursuant to the West Indies Agreement, the Company will engage in the research and development of psychedelic pharmaceutical products with the intention to register with the Ministry of Health in Jamaica. The Company also intends to sponsor a clinical research in collaboration with Lonacas Consultants (“Lonacas”) at the UWI for pharmaceutical clinical trials that will consist of a Phase 2 clinical trial with two components: (i) Phase 2a—an open label 5-arm study to investigate pharmacokinetics of the Sublingual Film compared to a 25mg oral capsule of psilocybin where the primary objective is to determine the bioequivalent dose of the API that ought to be administered by way of oral film and oral capsule, and once such appropriate equivalent doses are determined; and (ii) Phase 2b—a randomized placebo-controlled study in order to determine the safety and efficacy of the Sublingual Film versus placebo in patients with MDD. The results of such clinical trials are intended to be submitted to the appropriate Jamaican regulatory authorities in order to obtain marketing authorization. Moreover, the clinical trials are to be conducted under Good Clinical Practices, which is the global standard for clinical trials and will be registered on clinicaltrails.gov. The Company intends to file an IND application with the FDA under which the clinical trial practices and monitoring protocols are deployed to international standards. Lonacas has also been engaged to ensure that the clinical trials follow certain protocols/standards. In September 2020, an IRB Institutional Review Board application was filed in Jamaica with the UWI and the Ministry of Health for a IIa bioequivalence study and IIb efficacy study. It is anticipated that the target completion date for the IIa study is end the first half of 2021, which would then be followed by the commencement of the IIb study. Management of Cybin currently expects completion of enrollment of the IIb study in December 2021. Such clinical trials are expected to allow the Company to use the data collected as a bridging strategy to enter other jurisdictions such as USA, Canada and Europe.

On August 27, 2020, Cybin and Lonacas entered into a master service agreement pursuant to which Lonacas will assist with facilitating the Phase 2 clinical trial at the UWI.

On October 19, 2020, Cybin completed a brokered private placement offering of an aggregate of 60,000,000 subscription receipts (the “Subscription Receipts”) at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45 million (the “Cybin Private Placement”). The Cybin Private Placement was completed pursuant to an agency agreement (the “Agency Agreement”) among Cybin, Clarmin, Stifel Nicolaus Canada Inc. (“Stifel GMP”) and Eight Capital (together with Stifel GMP, the “Co-Lead Agents”) on behalf of a syndicate of agents (together with the Co-Lead Agents, the “Agents”). The gross proceeds of the Cybin Private Placement, less 50% of the Agents’ Fees and certain expenses of the Agents were deposited in escrow until the satisfaction of certain release conditions (the “Release Conditions”). The Release Conditions were satisfied on November 5, 2020, at which time each Subscription Receipt converted into one Cybin Share without payment of any additional consideration or further action on the part of the holder thereof. Upon completion of the Transaction, each Cybin Share was exchanged for one Common Share.

In connection with the closing of the Cybin Private Placement, a cash fee equal to 6% of the aggregate gross proceeds of the Cybin Private Placement from non-U.S. resident investors was payable to the Agents, except for certain orders on a president’s list pursuant to which a cash fee of 1.5% was payable (the “Agents’ Cash Fee”). The Agents also received an aggregate of 127,600 broker warrants (“Broker Warrants”). Upon satisfaction of the Release Conditions, each Broker Warrant became exercisable into one Common Share (subject to customary adjustments) for a period of 24 months following the date that the Release Conditions are met at an exercise price of $0.75, subject to adjustment in certain customary circumstances. In exchange for certain advisory services provided by the Agents to Cybin, the Agents also received an advisory fee of $479,137 (together with the Agents’ Cash Fee, the “Agents’ Fees”) and 16,000 warrants on the same terms as the Broker Warrants. Cybin also agreed to pay an additional cash fee of $1,180,000 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of Cybin.

Events Since Completion of the Transaction

Equity Incentive Plan

In conjunction with the closing of the Transaction, the Company adopted the Equity Incentive Plan. The maximum number of Common Shares reserved for issuance under the Equity Incentive Plan pursuant to Options not intended as incentive stock options (“ISOs”) shall be 20% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. The maximum number of Common Shares reserved for issuance under the Equity Incentive Plan pursuant to ISOs is 16,716,920, representing 10% of the issued and outstanding Common Shares as the date of adoption of the Equity Incentive Plan. For the avoidance of doubt, long-term incentive options are excluded from the Equity Incentive Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Equity Incentive Plan.

Adelia Acquisition

The Company entered into a contribution agreement with Cybin, Cybin U.S. and all of the shareholders (the “Adelia Shareholders”) of Adelia Therapeutics Inc. (“Adelia”) dated December 4, 2020 (the “Contribution Agreement”) to purchase all of the issued and outstanding shares in the capital of Adelia (the “Adelia Transaction”). The Adelia Transaction closed on December 14, 2020.

Pursuant to the Contribution Agreement and the support agreement entered into among Cybin U.S. and the Adelia Shareholders (the “Support Agreement”), the Adelia Shareholders received 868,833 non-voting Class B common shares in the capital of Cybin U.S. (each a “Class B Share”), which are exchangeable for Common Shares, on the basis of ten (10) Common Shares for each (1) 1 Class B Share, at the option of the holder thereof, subject to customary adjustments. The Class B Shares issued to the Adelia Shareholders on the closing of the Adelia Transaction are exchangeable for a total of 8,688,330 Common Shares. The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the closing of the Adelia Transaction was $10,773,529.50 (approximately US$8.42 million).

Under the Contribution Agreement, the Adelia Shareholders are also entitled to Class B Shares upon the occurrence of certain milestones (the “Adelia Milestones”), as set out in the Contribution Agreement, which are also exchangeable for Common Shares on a 10 Common Shares for 1 Class B Share basis. The total value of the Class B Shares issuable pursuant to the Adelia Milestones is up to $9,388,045.50 (approximately US$7.33 million), assuming all Adelia Milestones are met prior to the applicable deadlines.

On January 11, 2021, the Company announced the achievement of the first Adelia Milestone for the period commencing November 15, 2020, as contemplated by the terms of the Contribution Agreement. The achievement includes the successful synthesis of multiple tryptamine derivatives in sufficient quantities to initiate in vitro “Proof of Principle”; establish a ADME/PK has been completed; and to demonstrate “In Vitro” ADME “Proof of Principle” that specific synthesis modifies the metabolism of a psychedelic tryptamine. Pursuant to the terms of the Contribution Agreement, an aggregate of 51,163.1 Class B Shares were issued to the Adelia Shareholders in satisfaction of the $1,018,145.43 (approximately US$803,418.56)

due to them on meeting the relevant milestone. No Class B Shares are exchangeable prior to the first anniversary of closing of the Adelia Transaction, and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of the Adelia Transaction; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of the Adelia Transaction; and (iii) thereafter, 100% of the Class B Shares will be exchangeable. The Class B Shares issued to the Adelia Shareholders are exchangeable for a total of 511,631 Common Shares, resulting in an effective issue price of $1.99 per Common Share.

The Company has filed a Form 51-102F4—Business Acquisition Report in respect of the Adelia Transaction (the “BAR”).

Other Business Updates

On December 2, 2020, the Company entered into a Master Service Agreement with Veristat LLC (“Veristat”) to provide clinical services for the Phase II study for Major Depressive Disorder (“MDD”). The Company will be supported by Veristat in its investigational new drug applications (“IND”) and clinical trial applications in the U.S. and Canada, respectively. Veristat will also assist the Company with study site recruitment.

On January 6, 2021, the Company announced the intention to expand the development of its therapeutics program to include, in addition to psilocybin, psychedelic compounds such as DMT, psilocybin analogues and a range of tryptamines and phenethylamines which are expected to have improved pharmacokinetic profiles, while retaining the efficacy of the original molecules. In addition, the Company announced that it intends to build a database of molecules and their chemically synthesized pathways for use in pharmaceutical development.

On January 11, 2021, the Company announced that it has entered into an agreement (the “Kernel Agreement”) with HI, LLC dba Kernel (“Kernel”) to leverage its technology, Kernel Flow (“Flow”), for the Company’s sponsored clinical work. Flow is a full-head coverage, time-domain functional near-infrared spectroscopy system designed to detect hemodynamic changes in the brain that pulses light through the skull and into the bloodstream in order to measure how much oxygen the blood is carrying at any given time. Flow measurements can be used as analogues of local neural activity during a psychedelic experience. The Company expects the quantitative measurements enabled by Flow may improve the development, delivery and scaling of its psychedelic therapeutics. The Company intends to take delivery of Flow in the second quarter of 2021. The Company plans to undertake sponsored studies in a range of clinical conditions and utilize insights gained from the data collected by Flow technology to potentially inform the design of future clinical studies, support regulatory submissions and aid in the design of future molecules to address the needs of mental health patients.

On January 18, 2021, the Company entered into an agreement with Canaccord Genuity Corp. (“Canaccord” or the “Lead Underwriter”) on behalf of a syndicate of underwriters led by Canaccord (together, with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 8,900,000 units of the Company (the “Units”) at a price of $2.25 per Unit (the “Issue Price”) for aggregate gross proceeds of $20,025,000 (the “Public Offering”). Each Unit consists of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “2021 Warrant”). Each 2021 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.25 per Common Share for a period of 36 months following the closing of the Public Offering. In the event that the volume weighted average trading price of the Common Shares for ten consecutive trading days exceeds $5.00, the Company shall have the right to accelerate the expiry date of the 2021 Warrants upon not less than thirty trading days’ notice. The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time on or up to 30 days after the closing of the Public Offering, to purchase up to an additional 1,335,000 Units at the Issue Price. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Public Offering will be $23,028,750. The Underwriters are to be paid a cash commission equal to 6% of the gross proceeds of the Public Offering (3% on president’s list investors) and to receive Unit purchase warrants of the Company (the “Underwriters’ Warrants”) equal to 6% (3% on president’s list investors) of the number of Units sold under the Public Offering, with each Underwriters’ Warrant being exercisable to acquire one Unit at the Issue Price for a period of 36 months from the closing of the Public Offering.

On January 19, 2021, the Company announced that it had agreed with the Underwriters to increase the size of the previously announced Public Offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a bought deal basis, 13,340,000 Units at the Issue Price, for aggregate gross proceeds of $30,015,000. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be $34,517,250.

Significant Acquisitions and Dispositions

Other than the Adelia Transaction, the Company has not completed any significant acquisitions or dispositions during the period from incorporation on October 22, 2019 to March 31, 2020 for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF THE BUSINESS

The Company is a life sciences company focused on advancing pharmaceutical therapies, delivery mechanisms, novel compounds and protocols as potential therapies for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aiming to improve the pharmacokinetics of its psychedelic molecules while retaining the therapeutics benefit. The new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

The Company believes that there is presently a sizeable legal market for psychedelic pharmaceutical and nutraceutical products and, further, believes that there is a promising prospect for a strong, legal psychedelic pharmaceutical and nutraceutical industry to emerge globally. In particular, although the legal market for psychedelic pharmaceutical products is presently limited, globally, and in some jurisdictions it is still in its early stages, the Company believes that the recent wave of deregulation and legalization of recreational cannabis across the globe will provide jurisdictions with the impetus to shift their focus to psychedelics, and, in time, give way to the emergence of numerous and sizable opportunities for market participants, including the Company.

Psychedelics are progressively emerging as potential alternative candidates for conventional therapies for individuals suffering from elusive maladies like post-traumatic stress disorder (“PTSD”), addiction, anxiety, and depression.2 For example, in August of 2020, as a result of the efforts of TheraPsil, a non-profit coalition that advocates for a legal, Special Access Programme access to psilocybin therapy for palliative care of Canadians, four Canadians with incurable cancer were approved by the Canadian federal Minister of Health, to use psilocybin therapy in the treatment of their end-of-life distress.3

As of the date of this AIF, certain synthetic psychoactive tryptamines and phenthylamines are being researched as candidates for the treatment of several psychiatric conditions, such as PTSD and depression.4 In 2018 and 2019, for example, the United States Food and Drug Administration (the “FDA”) granted

[2]	https://www.baystreet.ca/stockstowatch/7145/Magic-Mushroom-Market-Set-to-Grow-10-Feet-Tall.
[3]	https://www.forbes.com/sites/davidcarpenter/2020/08/08/four-terminally-ill-canadians-gain-legal-right-to-use-magic -mushrooms-for-end-of-life-distress/#3194f50a2bdf.
[4]	https://www.healtheuropa.eu/worlds-first-magic-mushroom-nasal-spray-for-ptsd-and-depression/95434/.

breakthrough therapy designation for psilocybin for use as a candidate in the treatment of MDD.5 At present, treatments for such conditions are limited in effectiveness, with some traditional treatment methods posing a heightened risk of complications. By contrast, the Company expects that like the various key compounds in cannabis, which are presently being used in a variety of medical products and formulations, these psychoactive compounds, such as psilocybin, may in time also emerge as a safer and healthier medical treatment alternative for various ailments.

The Company’s target market is focused on psychedelic pharmaceutical and non-psychedelic products. The Company views its synthetic psychedelic substances as boosters for the brain that can potentially rebuild pathways and break negative patterns all while looking at non-psychedelic medical mushroom extracts as the next wave of nutraceuticals that can potentially optimize overall health.6

The Company currently has two business segments: (a) Serenity Life and Cybin U.S. that focus on the research and development of psychedelic pharmaceutical products; and (b) Natures Journey that focuses on consumer mental wellness, including non-psychedelic mushroom nutraceutical products.

Psychedelics

The Company aims to develop synthetic medicinal psychedelics with improved pharmacokinetics to address unmet medical needs. One focus is on the development of treatment regimens consisting of proprietary psychedelic molecules and related clinical protocols. This proprietary development strategy is based on chemical modifications to the known and well understood tryptamine derivatives that significantly modify their pharmacokinetic properties without changing their therapeutic potential. These proprietary approaches seek to minimize inter-patient variability by better controlling drug metabolism without loss of efficacy that together have been shown to produce more predictable and favorable patient outcomes.

The Company is also committed to progressing its psychedelic division over the next 12-month period through the development of key psychedelic delivery mechanisms such as the Sublingual Film and inhalation delivery, combined with novel molecules that are expected to improve the pharmacokinetics of psychedelic molecules in the body. The Company also expects to investigate the development of novel synthetic psychedelic production as active pharmaceutical ingredients. The Company aims to obtain regulatory approval for an approved psilocybin product targeting MDD. The Company is also planning and designing clinical trials and studies covering MDD alongside bioavailability studies around its delivery mechanisms and expects to participate in the first micro dose study in Canada, as outlined in further detail below.

Further, over the next 12-month period, the Company expects to continue to establish multiple strategic partnerships that will play a critical role in advancing scientific research and patented or trade secret intellectual property for new chemical compounds and processes related to psychedelics such as psilocybin and sponsoring clinical studies surrounding the safety and efficacy of delivery mechanisms, chemically synthesised psychedelic compounds and screening protocols.

[5]	https://www.biopharmaglobal.com/2019/11/26/usona-institute-receives-fda-breakthrough-therapy-designation-for- psilocybin-for-the-treatment-of-major-depressive-disorder/.
[6]

Certain statements regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms have not been evaluated by Health Canada, the FDA or other similar regulatory authorities, nor has the efficacy of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms been confirmed by approved research. There is no assurance that psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed. There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues.

Non-Psychedelics

Medicinal mushroom extracts from species such as Lions Mane, Turkey Tail, Cordyceps, Reishi, Chaga and others offer potential health benefits. Initial research is showing potential indications for immune boosting, mental wellness, detoxification, anti-tumor, antiviral and other benefits.7

The Company’s consumer wellness division has progressed since incorporation, including by way of the development of custom formulated products centered around non-regulated medicinal mushrooms and adaptogens through various form factors such as capsules, mixable powders, and effervescent tablets some of which the Company expects to begin to commercialize over the next 12 months. The Company continues to investigate opportunities to create or acquire access to digital platforms that support the promotion and commercialization of consumer mental wellness products.

Business Objectives

Over the next 12 months, the Company expects to:

•	work with third parties to chemically synthesize psychedelic APIs for potential use in clinical trials;

•	retain licensed pharmaceutical research companies to develop intellectual property of which the Company will be the owner;

•

collect and analyze data from the Canadian microdose study conducted by the Canadian Centre for Psychedelic Science (pursuant to the CCPS Agreement, the Company has seven months’ early access to the data from the Canadian microdose study, prior to publishing research and rights, to acquire any intellectual property given to the Canadian Centre for Psychedelic Science by the University of Toronto);

•	commence clinical trials with the UWI regarding the safety and efficacy surrounding the delivery of psilocybin;

•	expand its intellectual property portfolio through internal development of novel psychedelic tryptamine and phenethylamine molecules and through acquisition strategies;

•	commence a M&A strategy to acquire biotech and pharmaceutical technologies with a core focus on novel chemical compounds and psychedelic research;

•	commence a M&A strategy to acquire companies with a core focus on consumer mental wellness in North America; and

•

launch a nutraceutical (non-psychedelic) product line currently anticipated to be labelled as Journey or such other labels as the Company may determine (the “Product Line”) via an eCommerce platform to be potentially followed by wholesale and retail distribution.

[7]

Certain statements regarding nutraceutical products or functional mushrooms have not been evaluated by Health Canada, the FDA or other similar regulatory authorities, nor has the efficacy of functional mushrooms been confirmed by approved research. There is no assurance that mushrooms can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed.

Further details regarding the Company’s milestones and objectives are found under the heading “Significant Events or Milestones of the Company”.

Stage of Development of Principal Products

As of the date of this AIF, the Company has not begun operations nor generated any revenue from the sale of the Product Line (nutraceuticals). Like most life sciences and pharmaceutical companies, Serenity Life’s and Cybin U.S.’s (psychedelic) business is focused on research and development (see chart illustrating principal milestones of the Company) and any future revenue will be dependent on a number of factors, including the outcome of the Company’s sponsored clinical trials and the receipt of all necessary regulatory approvals.

In order to establish its business operations, the Company intends to leverage the extensive professional network of its management to build working partnerships with (i) existing producers of psychedelic and nutraceutical products based in Canada, the United States, and the United Kingdom to source the psychedelic pharmaceutical and nutraceutical products the Company intends to develop and distribute under its specific brand, and (ii) to facilitate the development and distribution and sale of its specific brand of psychedelic pharmaceutical and nutraceutical products.

The Company’s marketing and brand development will be driven through a digital marketing strategy composed of digital advertising and influencer marketing. Natural health products (“NHPs”), prescription drugs, and non-prescription drugs are all classified and regulated under the federal Food and Drugs Act (Canada) (the “Canadian FDA”). Labelling, marketing and selling of any NHPs must comply with the Canadian FDA, including by ensuring that the Company’s products are not packaged or marketed in a manner that is misleading or deceptive to a consumer. See “Regulatory Environment – Canada – Non-Psychedelics”.

In the United States, foods, drugs and dietary supplements are subject to extensive regulation. The Federal Food, Drug, and Cosmetic Act (“FFDCA”) and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacturing, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. The Company must ensure that all promotion and marketing, distribution, and labeling of any NHPs, food products or pharmaceutical products comply with the U.S. regulations, including the FFDCA and FDA. See “Regulatory Environment – United States”.

Principal Products

The Company plans on commencing its safety and efficacy clinical study in relation to the delivery of psilocybin by way of the Sublingual Film in late 2021. See “Significant Events or Milestones of the Company”.

The Company has developed custom formulated products that are delivered through multiple form factors such as capsules, powders, effervescent tablets. Competitive differentiators include unique combinations of non-regulated medicinal mushrooms with adaptogens and proprietary medicinal mushroom ingredients which are backed by vast clinical studies.8

[8]	https://www.ahcc.net/.

The initial target market for the Company’s nutraceutical products will be North America and will be driven through a digital marketing strategy composed of digital advertising and influencer marketing and through direct salesforce.

Aside from building out its internal brand, the Company is also focused on an M&A strategy to acquire companies with a core focus on nutraceuticals, plant-based foods, non-regulated medicinal mushrooms and mental wellness.

Operations

Method of Production, Raw Materials and Strategic Partnerships

The Company’s research and development on its psychedelic pharmaceutical products is conducted by way of licensed partners including IntelGenx. The Company also intends to sponsor clinical and other studies in conjunction with UWI, the Caribbean Institute for Health Research and the Canadian Centre for Psychedelic Sciences.

The Company uses third party FDA registered manufacturers for its nutraceutical manufacturing and distribution including Optima Products LLC.

The Company has conducted due diligence on each such third party, including but not limited to the review of necessary licenses and the regulatory framework enacted in the jurisdiction of operation.

The Company intends to file an IND application with the FDA in the first half of 2021.

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. Since the outbreak of COVID-19, the Company has focused its efforts on safeguarding the health and well-being of its employees, consultants and community members. To help slow the spread of COVID-19, the Company’s employees have been working remotely, where possible, and abiding by local and national guidance put in place in Canada, the United States, and Jamaica related to social distancing and restrictions on travel outside of the home. The Company has and will continue to abide by the protocols within Canada, the United States, and Jamaica regarding the performance of work activities. The duration and the immediate and eventual impact of the COVID-19 pandemic remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. In the event that the operations or development of the Company are suspended or scaled back, or if the Company’s supply chains are disrupted, such events may have a material adverse effect on the Company. The breadth of the impact of the COVID-19 pandemic on investors, businesses, the global economy and financial and commodity markets may also have a material adverse effect on the Company. See “Risk Factors”.

Regulatory Environment

Canada

Psychedelics

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as psilocybin and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as the Ontario Health Insurance Plan, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

Certain psychoactive compounds, such as psilocybin, are considered controlled substances under Schedule III of the CDSA. In order to conduct any scientific research, including pre-clinical and clinical trials, using psychoactive compounds listed as controlled substances under the CDSA, an exemption under Section 56 of the CDSA (“Section 56 Exemption”) is required. This exemption allows the holder to possess and use the controlled substance without being subject to the restrictions set out in the CDSA. The Company has not applied for a Section 56 Exemption from Health Canada.

The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government. A party may seek government approval for a Section 56 Exemption to allow for the possession, transport or production of a controlled substance for medical or scientific purposes. Products that contain a controlled substance such as psilocybin cannot be made, transported or sold without proper authorization from the government. A party can apply for a Dealer’s License under the Food and Drug Regulations (Part J). In order to qualify as a licensed dealer, a party must meet all regulatory requirements mandated by the regulations including having compliant facilities, compliant materials and staff that meet the qualifications under the regulations of a senior person in charge and a qualified person in charge. Assuming compliance with all relevant laws (Controlled Drugs and Substances Act, Food and Drugs Regulations) and subject to any restrictions placed on the license by Health Canada, an entity with a Dealer’s License may produce, assemble, sell, provide, transport, send, deliver, import or export a restricted drug (as listed in Part J in the Food and Drugs Regulations – which includes psilocybin and psilocin) (see s. J.01.009 (1) of the Food and Drug Regulations).

The Company intends to sponsor and work with licensed third parties to conduct any clinical trials and research and does not handle controlled substances. If the Company were to conduct this work without the reliance on third parties, it would need to obtain additional licenses and approvals described above.

Non-Psychedelics

NHPs, prescription drugs, and non-prescription drugs are all classified and regulated under the Canadian FDA.

The product safety, quality, manufacturing, packaging, labeling, storage, importation, advertising, distribution, sale and clinical trials of NHPs, drugs, cosmetics and foods are subject to regulation primarily under the Canadian FDA and associated regulations, including the Food and Drug Regulations, Cosmetic Regulations and the Natural Health Products Regulations, and related Health Canada guidance documents and policies (collectively, the “Canadian Regulations”). In addition, drugs and NHPs are regulated under the federal Controlled Drugs and Substances Act if the product is considered a “controlled substance” or a “precursor,” as defined in that statute or in related regulatory provisions.

Health Canada is primarily responsible for administering the Canadian FDA and the Canadian Regulations.

The Canadian FDA and Canadian Regulations also set out requirements for establishment and site licenses, market authorization for drugs and NHP licenses. Each NHP must have a product license or a Homeopathic Medicine Number (“DIN-HM”) issued by Health Canada before it can be sold in Canada. Health Canada assigns a natural health product number (“NPN”) to each NHP once Health Canada issues the license for that NHP. The Canadian Regulations require that all drugs and NHPs be manufactured, packaged, labeled, imported, distributed and stored under Canadian Good Manufacturing Practices (“GMP”) or the equivalent thereto, and that all premises used for manufacturing, packaging, labeling and importing drugs and NHPs have a site license (NHPs) or establishment license (drugs), which requires GMP compliance. The Canadian Regulations also set out requirements for labeling, packaging, clinical trials and adverse reaction reporting.

The Canadian FDA and Canadian Regulations, among other things, govern the manufacture, formulation, packaging, labeling, advertising and sale of NHPs and drugs, and regulate what may be represented on labels and in promotional materials regarding the claimed properties of products. The Canadian Regulations also require NHPs and drugs sold in Canada to affix a label showing specified information, such as the proper and common name of the medicinal and non- medicinal ingredients and their source, the name and address of the manufacturer/product license holder, its lot number, adequate directions for use, a quantitative list of its medical ingredients and its expiration date. In addition, the Canadian Regulations require labeling to bear evidence of the marketing authorization as evidenced by the designation drug identification number, DIN-HM or NPN, followed by an eight-digit number assigned to the product and issued by Health Canada.

The Company’s expected nutraceutical products will be considered “food” and, as such, will be principally regulated under the Canadian FDA and the Canadian Regulations. The Company must ensure that the labelling, marketing and selling of any of its products comply with the Canadian FDA, including by ensuring that the Company’s products are not packaged or marketed in a manner that is misleading or deceptive to a consumer.

Please see Description of the Business – Research and Development for additional information concerning the regulation applicable to the process required before prescription drug product candidates may be marketed in Canada.

United States

The FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of any prescription drug product candidates or commercial products. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market. The Company intends to file an IND application with the FDA in the first half of 2021.

Psilocybin, psilocin, dimethyltryptamine, and 5-Methoxy-N-N-dimethyltryptamine are strictly controlled under the federal Controlled Substances Act, 21 U.S.C. §801, et. seq. (“CSA”) as Schedule I substances.

Schedule I substances by definition have no currently accepted medical use in the United States, a lack of accepted safety for use under medical supervision, and a high potential for abuse. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. Anyone wishing to conduct research on substances listed in Schedule I under the CSA must register with the U.S. Drug Enforcement Administration (“DEA”), and obtain DEA approval of the research proposal.

Please see Description of the Business – Research and Development for additional information concerning the regulation applicable to the process required before prescription drug product candidates may be marketed in the United States.

The FDA also regulates the formulation, manufacturing, preparation, packaging, labeling, holding, and distribution of foods, drugs and dietary supplements under the FFDCA and the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). “Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. New dietary ingredients (i.e., not marketed in the U.S. prior to October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without being “chemically altered.” A new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient, when used under the conditions recommended or suggested in the labeling of the dietary supplement, “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that the Company may want to market, and the FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients.

The DSHEA revised the provisions of the FFDCA concerning the composition and labeling of dietary supplement ingredients and products. Under the DSHEA, dietary supplement labeling must include the statement of identity (name of the dietary supplement), the net quantity of contents statement (amount of the dietary supplement), the nutrition labeling, the ingredient list, and the name and place of business of the manufacturer, packer, or distributor. The DSHEA also states that dietary supplements may display “statements of nutritional support,” provided certain requirements are met. Such statements must be submitted to the FDA within 30 days of first use in marketing and must be accompanied by a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. Any statement of nutritional support the Company makes in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA were to determine that a particular statement of nutritional support was an unacceptable drug claim or an unauthorized version of a health claim about disease risk reduction for a food product, or if the FDA were to determine that a particular claim was not adequately supported by existing scientific data or was false or misleading, the Company would be prevented from using that claim. In addition, the FDA deems promotional and internet materials as labeling; therefore, the Company’s promotional and internet materials must comply with FDA requirements and could be the subject of regulatory action by the FDA, or by the Federal Trade Commission (the “FTC”) if that agency or other governmental authorities, reviewing the materials as advertising, considers the materials false and misleading.

U.S. laws also require recordkeeping and reporting to the FDA of all serious adverse events involving dietary supplements products. The Company will need to comply with such recordkeeping and reporting requirements, and implement procedures governing adverse event identification, investigation and reporting. As a result of reported adverse events, health and safety risks or violations of applicable laws and regulations, the Company may from time to time elect, or be required, to recall, withdraw or remove a product from a market, either temporarily or permanently.

The Company’s expected nutraceutical products will be considered “food” and must be labeled as such. Within the U.S., this category of products is subject to the federal Nutrition, Labeling and Education Act (“NLEA”), and regulations promulgated under the NLEA. The NLEA regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product. The ingredients in conventional foods must either be generally recognized as safe by experts for the purposes to which they are put in foods, or be approved as food additives under FDA regulations. If the Company’s expected nutraceutical products were regulated as foods, it would be required to comply with the Federal Food Safety & Modernization Act and applicable regulations. The Company would be required to provide foreign supplier certifications evidencing the Company’s compliance with FDA requirements.

The FDA has broad authority to enforce the provisions of the FFDCA applicable to foods, drugs, dietary supplements, and cosmetics, including powers to issue a public warning letter to a company, to publicize information about illegal or harmful products, to request a recall of products from the market, and to request the United States Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the U. S. courts. The Company could be subject to fines and penalties, including under administrative, civil and criminal laws for violating U.S. laws and regulations, and the Company’s expected nutraceutical products could be banned or subject to recall from the marketplace. The Company could also be subject to possible business and consumer claims under applicable statutory, product liability and common laws.

The FTC will exercise jurisdiction over the advertising of the Company’s expected nutraceutical products in the United States. The FTC has in the past instituted enforcement actions against several dietary supplement and food companies and against manufacturers of dietary supplement products, including for false and misleading advertising, label claims or product promotional claims. In addition, the FTC has increased its scrutiny of the use of testimonials, which the Company may utilize, as well as the role of endorsements and product clinical studies. The Company cannot be sure that the FTC, or comparable foreign agencies, will not question the Company’s advertising, product claims, promotional materials or other operations in the future. The FTC has broad authority to enforce its laws and regulations, including the ability to institute enforcement actions that could result in recall actions, consent decrees, injunctions, and civil and criminal penalties by the companies involved. Failure to comply with the FTC’s laws and regulations could impair the Company’s ability to market the Company’s expected nutraceutical products.

The Company will also be subject to regulation under various state and local laws, ordinances and regulations that include provisions governing, among other things, the registration, formulation, manufacturing, packaging, labeling, advertising, sale and distribution of foods and dietary supplements. In addition, in the future, the Company may become subject to additional laws or regulations administered by the FDA or by other federal, state, local or foreign governmental authorities, to the repeal of laws or regulations that the Company considers favorable, or to more stringent interpretations of current laws or regulations. In the future, the Company believes that the dietary supplement industry will likely face increased scrutiny from federal, state and local governmental authorities. It is difficult to predict the effect future laws, regulations, repeals or interpretations will have on the Company’s business. However, such changes could require the reformulation of products, recalls or discontinuance of products, additional administrative requirements, revised or additional labeling, increased scientific substantiation or other requirements. Any such changes could have a material adverse effect on the Company’s business or financial performance.

Jamaica

Psilocybin mushrooms do not fall within the definition of a dangerous drug under the Dangerous Drugs Act (the “DDA”) in Jamaica. The Company’s future business activities in Jamaica involve the import of psychedelic and pharmaceutical based medicines (derived from mushrooms) for the purposes of conducting research and development as well as testing on human subjects i.e., clinical trials in Jamaica. It is intended that the clinical trials will be conducted by the UWI and the Company will act as a sponsor (the “Clinical Trials”).

The process of conducting clinical trials in Jamaica is governed by the Ministry of Health, Jamaica Guidelines for the Conduct of Research on Human Subjects (the “Guidelines”). The Company and the UWI would be required to ensure that the clinical trials are being conducted in accordance with these Guidelines. The Guidelines provide that prior to conducting research on human subjects, all researchers (i.e., academics, scientists, students, and investigators) are required to prepare a research protocol/proposal.

Research protocols should be submitted to the Medical Officer of Health in the parish where the proposed research is to be conducted, for evaluation of the ethical and scientific merits. Where the site of the proposed research includes a hospital, the Senior Medical Officer of the facility should also receive a copy of the research protocol, and his/her approval to conduct the study should be obtained.

The regulation of the sale, manufacturing, importation and distribution of drugs in Jamaica is largely governed by the Food & Drugs Act, 1964 (the “Jamaica FDA”) and the Food and Drugs Regulations, 1975 (the “Regulations”). Section 4 of the Jamaica FDA prohibits the importation of any drug into Jamaica unless it conforms to the law of the country in which it was manufactured or produced and is accompanied by a certificate declaring that the drug does not contravene any known laws of that country and that its sale therein for consumption or use by or for man or animal, as the case may be, would not constitute a violation of the laws of that country.

Regulation 40 stipulates that, a person shall not sell, manufacture, import or distribute a drug unless that drug has been registered with the Ministry of Health Jamaica (the “MOH”). The Regulations further state that a permit must be obtained from the MOH for the sale, manufacturing, importation and distribution of drugs into Jamaica. Additionally, Regulation 65 states that a person shall not import, sell, advertise for sale, or manufacture a new drug in Jamaica unless that person has obtained a license from the MOH.

United Kingdom

In the UK, there are two main “layers” of regulation with which products containing controlled substances must comply. These are: (i) controlled drugs legislation, which applies to all products irrespective of the type of product, and (ii) the regulatory framework applicable to a specific category of products, in this case, pharmaceuticals and food/food supplements.

The main UK controlled drugs legislation is the Misuse of Drugs Act 1971 (“MDA”) and the Misuse of Drugs Regulations 2001 (“MDR”), each as amended. The MDA sets out the penalties for unlawful production, possession and supply of controlled drugs based on three classes of risk (A, B and C). The MDR sets out the permitted uses of controlled drugs based on which Schedule (1 to 5) they fall within.

In the United Kingdom, “Fungus (of any kind) which contains psilocin or an ester of psilocin” is controlled as a Class A drug under the MDA and Schedule 1 drug under the MDR. As psilocybin is a phosphate ester of psilocin, even if it were isolated from psilocin, it would still fulfil this definition.

In the United Kingdom, Class A drugs are deemed to be the most dangerous, and so carry the harshest punishments for unlawful manufacture, production, possession and supply. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a Home Office licence. Whilst exemptions do exist, none are applicable to the API.

Licensing Requirements

As discussed below in Foreign Operations, the Company obtains API from the Pharmaceutical Ingredient Provider who is based in the United States. The API itself is expected to be manufactured and packaged in FDA registered facilities in the United Kingdom. The API is expected to be sent directly to the Company’s partners for research and development purposes in the United States, Canada and Jamaica.

Although the facilities in the UK are currently FDA registered this would not be sufficient to ensure valid marketing activities at this site. As mentioned above, in order to produce, possess and supply the API, the UK-based facility must also hold a domestic licence issued by the Home Office covering manufacture, production, possession and supply of a controlled substance, as well as an export licence for each API shipment. The export application must include details of the importer and any import licence required by the local authorities in the United States.

All premises that are licensed in connection with the possession, supply, manufacture and/or production of controlled drugs are required to adhere to detailed security standards.9

Typically, when controlled drugs are being transported between licensees, responsibility for their security remains with the owner and does not transfer to either the courier or the customer until the drugs arrive at their destination and are signed for. However, where a third party is involved in the transit and/or storage of controlled drugs, even if they are not the legal owners, this party also carries responsibility for their security by virtue of being ‘in possession’ of them. Under the Home Office guidance, each organisation involved in the movement of controlled drugs should have a standard operating procedure covering their responsibilities, record keeping, reconciliation and reporting of thefts/losses.10

Pharmaceutical Products

Products are regulated as “medicinal products” under UK legislation (the Human Medicines Regulations 2012, which implements EU medicines legislation) if (i) they are presented as a substance or combination of substances having properties for treating or preventing disease in human beings having a medicinal effect (e.g., in marketing claims) or (ii) have a medicinal effect (i.e., even if no claims are made about the product).

A product has a “medicinal effect” if it has a pharmacological, immunological or metabolic effect on the body that restores, corrects or modifies a physiological function. Whether this is the case for a specific

[9]

Home Office guidance; Security guidance for all existing or prospective Home Office Controlled Drug Licensees and/or
Precursor Chemical Licensees or Registrants; 2020; https://assets.publishing.service.gov.uk/government/uploads/system/uploads
/attachment_data/file/857591/Security_Guidance_for_all_Businesses_and_Other_Organisations_v1.4_Jan_2020.pdf.

[10]

Home Office guidance; Guidelines for Standard Operating Procedures (SOPs); https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/480572/StandardOpProcedure.pdf.

product will depend on factors such as the concentration of the psilocybin/psilocin and the mode of action of any psilocybin/psilocin absorbed in the body.

If a product is a medicinal product, a marketing authorisation for the product is required before the product can be placed on the market in the UK. The process for obtaining a marketing authorisation involves submitting pre-clinical and clinical data as well as quality and manufacturing information in the form of a common technical document. In addition to a marketing authorisation for the product itself, companies carrying out activities involving medicinal products, such as manufacturing, distribution and wholesaling, need to meet defined standards (GMP) and/or Good Distribution Practice (GDP) and to hold a related licence from the UK Medicines and Healthcare products Regulatory Agency (“MHRA”).

As mentioned above, once the API has been made in the UK, it is expected to be sent directly to the Company’s partners for research and development purposes in the United States, Canada or Jamaica. How the API is subsequently processed will determine the licences that the UK-based facility must hold. In particular:

•

If the API is just one ‘ingredient’ of the investigational medicinal product (“IMP”) which is used in the clinical trial then the UK-based facility must register with the MHRA and provide the MHRA with 60 days’ notice of the intended start of manufacture/distribution, and comply with GMP and Good Distribution Practice for active substances.

•

Conversely, if the API will itself constitute the IMP, the manufacturer must hold a Manufacturer’s Authorisations for IMPs licence (“MIA(IMP)”). In this scenario, an MIA(IMP) would be required regardless of whether the IMP is for use in the UK, another EEA Member State or a third country (such as the United States, Canada or Jamaica).

Some products fall on the borderline between medicines and another category such as medical devices, cosmetics or food supplements. The regulatory status of the product will be determined by i) the actual effect of the product on the body and ii) any claims made about the effect of the product. Where a product is potentially both a medicinal product and another category of product, the legal position in the UK and EU is that it will be regulated as a medicinal product.

Food/Food Supplements

•	Functional foods and nutraceuticals must comply with general UK food laws.

•

Ordinarily, food and food ingredients do not need to be pre-authorised before they can be placed on the market. However, “novel foods”, which are foods that have not been consumed to a significant degree by humans in the EU before 15 May 1997 do require pre-authorisation under the EU Novel Foods Regulation (EU) 2015/2283. Whilst psychedelic mushrooms may have been consumed in the past, the same cannot be said for isolated psilocybin or psilocin. For this reason, it is likely that any food item containing isolated psilocybin and/or psilocin that is not considered to be a medicinal product would fulfil the definition of a ‘novel food’.

•

To place a novel food on the market in the EU, it must be authorised in advance. Under the updated EU Novel Foods Regulation, novel foods authorisations are now generic and not applicant specific as they were under the previous novel foods legislation. So, in principle, once authorised, anyone can place the authorised novel food on the EU market provided that it complies with the terms of the authorisation which include conditions of use, specifications and labelling requirements.

•

Since novel food applications are a material investment, companies are using two routes to try to protect their assets: drafting the application narrowly and as specific as possible to their own product, making it more challenging for other companies to produce an ingredient that meets the conditions of the authorisation; and if the application relies on newly developed scientific evidence which is designated by the applicant as proprietary in the application, and accepted as such in the application process, that proprietary evidence will be protected by a 5-year period of exclusivity for the applicant for that novel ingredient.

•

In broad terms, the information required in the application dossier includes: a description of the production process; the detailed composition of the novel food; scientific evidence demonstrating that the novel food does not pose a safety risk to human health; and the proposed conditions of intended use and labelling requirements. The responsibility to obtain a novel foods authorisation would be that of the person who intended to commercialise the product, and not the manufacturer of the psilocybin/psilocin itself.

In addition to novel foods legislation, the person who intends to commercialise the product in the UK would also have to comply with the full body of food legislation, which includes food labelling and food hygiene requirements.

Research and Development

The Company is focused on development of psychedelic medicines and other products, through research and development of novel chemical compounds and delivery mechanisms and study of such compounds in clinical environments around the world including, but not limited to research and studies to be conducted with the UWI and, its affiliate, the Caribbean Institute for Health Research. The Company anticipates growing its pipeline of psychedelic pharmaceutical products inspired medicines through its internal research, development, proprietary discovery programs, mergers and acquisitions, joint ventures and collaborative development agreements. For the time being, the Company maintains intellectual property generated by its R&D programs through patent filings and as trade secrets. The Company anticipates that as these programs mature more patent applications will be filed and more details about these programs will be disclosed at such time.

As a result of COVID-19, UWI has implemented certain facility procedures and is utilizing technology in an effort to mitigate the effects of the pandemic, specifically by moving patient interactions to remote status wherever possible. The Company cannot guarantee that the continued effects of COVID-19 will not impact patient recruiting for clinical trials and institutional processes at UWI or other institutions involved in pharmaceutical product development.

Psychedelics are a class of drug whose primary action is to trigger psychedelic experiences via serotonin receptor agonism, causing thought, visual and auditory changes, and altered state of consciousness. Major psychedelic drugs include mescaline, LSD, psilocybin, and DMT. Psilocybin is a naturally occurring psychedelic prodrug compound produced by more than 200 species of mushrooms, collectively known as psilocybin mushrooms. The most potent are members of the genus Psilocybe, such as P. azurescens, P. semilanceata, and P. cyanescens, but psilocybin has also been isolated from about a dozen other genera. As a prodrug, psilocybin is quickly converted by the body to psilocin, which has mind-altering effects.

The pharmacokinetics, pharmacology and human metabolism of psilocybin are well known and well characterized. In conjunction with psychotherapy, psilocybin has been utilized broadly in Phase 2 clinical trials.

Psilocybin found in certain species of mushrooms is a non-habit forming naturally occurring psychedelic compound. Once ingested, psilocybin is rapidly metabolized to psilocin, which then acts on serotonin receptors in the brain. The Company intends to research and sponsor clinical trials on the efficacy of chemically synthesized psilocybin as it relates to the following indications11:

•	mental health (depression, PTSD, anxiety and attention deficit hyperactivity disorder); and

•	addiction (alcohol, drugs and cigarettes).

In late 2019, management of Cybin commenced research and development on the delivery of synthetic psilocybin and other psychedelics through mechanisms such as sublingual film delivery. Cybin has filed a patent application for such delivery mechanism.

In partnership with UWI, the Company is conducting research and development of synthetic psilocybin. The Company’s activity in relation to the research of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company’s Jamaica team is composed of business consultants, legal counsel and local post-doctoral research students.

Research and development is led by the Company’s North American Chief Research and Development Officer, Dr. Michael G. Palfreyman. Dr. Palfreyman, who holds a PhD in Neuroscience and Neuropharmacology from the University of Nottingham, United Kingdom, is an accomplished pharmaceutical industry veteran responsible for more than 30 successful clinical programs.

The Company has also retained Stosic and Associates, a leading government relations firm, to work with high level pharmaceutical, institutional and government relations individuals to progress the acceptance of psychedelics in Canada for medical use.

The Company’s research and development must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada and the United States, and the equivalent regulatory agencies in the other jurisdictions in which the Company operates, including Jamaica. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations. It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948, therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

[11]

Certain statements regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms have not been evaluated by Health Canada, the FDA or other similar regulatory authorities, nor has the efficacy of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms been confirmed by approved research. There is no assurance that psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds, nutraceutical products or functional mushrooms can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed. There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues.

Canada

Psychedelics

The process required before a prescription drug product candidate may be marketed in Canada generally involves:

•

Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

•

Pre-Clinical Development – Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•

Clinical Trials — Phase 1—The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•

Clinical Trials — Phase 2—Phase 2 trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.

•

Clinical Trials — Phase 3—If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

•

New Drug Submission—If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

United States

The process required before a prescription drug product candidate may be marketed in the United States generally involves:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and/or Manufacturing Practice regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an institutional review board or independent ethics committee at each clinical trial site before each trial may be initiated;

•

for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including Good Clinical Practices, to establish the safety and efficacy of the prescription drug product candidate for each proposed indication;

•	submission to the FDA of a New Drug Application (“NDA”); and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and the Company cannot be certain that any approvals for its prescription drug product candidates will be granted on a timely basis, if at all.

Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies. The results of nonclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Some nonclinical testing may continue even after an IND is submitted. The IND also includes one or more protocols for the initial clinical trial or trials and an investigator’s brochure. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions relating to the proposed clinical trials as outlined in the IND and places the clinical trial on a clinical hold. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns or questions before any clinical trials can begin. Clinical trial holds also may be imposed at any time before or during studies due to safety concerns or non-compliance with regulatory requirements.

An independent institutional review board (“IRB”), at each of the clinical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the consent form signed by the trial participants and must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries.

The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs and indications which are designed to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These include programs such as Breakthrough Therapy designations, Fast Track designations, Priority Review and Accelerated Approval, which the Company may need to rely upon in order to receive timely approval or to be competitive.

The Company may plan to seek orphan drug designation for certain indications qualified for such designation. The U.S., E.U. and other jurisdictions may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. Orphan drug designation must be requested before submitting an NDA. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the development, review and approval process. However, this designation provides an exemption from marketing and authorization (NDA) fees.

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, and complying with promotion and advertising requirements. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current Good Manufacturing Practices, which impose certain procedural and documentation requirements. Failure to comply with statutory and regulatory requirements may subject a manufacturer to legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy.

Controlled Substances

The CSA and its implementing regulations establish a “closed system” of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA. The DEA is responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substance schedule(s).

The DEA inspects all manufacturing facilities to review security, recordkeeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

Individual U.S. states also establish and maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including boards of pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on the Company’s business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

Patent Cooperation Treaty

The Patent Cooperation Treaty (the “PCT”) facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. 193 countries, including Canada and the United States have ratified the PCT.

Ultimately, patents are still granted in each country individually. As such, the PCT procedure consists of two phases: filing of an international application, and national evaluation under the patent laws in force in each country where a patent is sought.

Within 12 months of filing a provisional patent application at the United States Patent and Trademark Office, the Company may elect to file a regular utility patent application in the United States in tandem with filing a PCT application with the World Intellectual Property Office, in each case claiming priority to the provisional patent application. Within 30 months of the provisional filing date, deadlines begin for a PCT application to enter the national phase in desired jurisdictions globally, such as Canada (30 months) and Europe (31 months), in each case claiming priority to the provisional patent application.

While the Company is focused on programs using psychedelic-inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates. The Company is exploring drug development within approved laboratory clinical trial settings conducted within approved regulatory frameworks. Though highly speculative, should any prescription drug product be developed by the Company (which, if it does occur, would not be for several years), such drug product will not be commercialized prior to receipt of applicable regulatory approval, which will only be granted if clinical evidence of safety and efficacy for the intended use(s) is successfully developed. The Company may also employ non-prescription drugs, where appropriate.

Annual Financial Information of Clarmin

The following table provides a brief summary of Clarmin’s financial information for each of its three most recently completed financial years. The selected financial information has been derived from, and should be read in conjunction with, Clarmin’s audited financial statements for the years ended July 31, 2020, 2019 and 2018.

Selected Financial Information	As at and for the year ended July 31, 2020 (audited) ($)	As at and for the year ended July 31, 2019 (audited) ($)	As at and for the year ended July 31, 2018 (audited) ($)
Current Assets	235,862	318,379	436,181
Total Assets	235,862	408,379	456,181
Current Liabilities	30,327	13,653	15,931
Total Liabilities	30,327	13,653	15,931
Shareholders’ Equity (Deficit)	205,535	394,726	440,250
Total Liabilities and Equity	235,862	408,379	456,181
Total expenses	107,628	80,524	173,632

Net Income/(loss)	(189,191)	(100,524)	(221,011)

Annual Financial Information of Cybin

The following table provides a brief summary of Cybin’s financial information for the year ended March 31, 2020. The selected financial information has been derived from, and should be read in conjunction with, Cybin’s audited financial statements for the year ended March 31, 2020.

Selected Financial Information	As at and for the period from October 22, 2019 (date of incorporation) to March 31, 2020 (audited) ($)
Current Assets	1,639,703
Total Assets	1,710,638
Current Liabilities	262,571
Total Liabilities	262,571

Selected Financial Information	As at and for the period from October 22, 2019 (date of incorporation) to March 31, 2020 (audited) ($)
Total expenses	809,853
Net Income/loss	809,853

The Company’s Pro Forma Financial Information

The following table provides a brief summary of the Company’s consolidated financial position as at September 30, 2020 on a pro forma basis following the completion of the Transaction and the Adelia Transaction. The selected financial information has been derived from, and should be read in conjunction with, the Company’s pro forma consolidated financial statements as at September 30, 2020 included in the BAR.

	Clarmin as of October 31, 2020 (unaudited) ($)	Cybin as of September 30, 2020 (unaudited) ($)	Adelia as of November 30, 2020 (unaudited) ($)	Company Pro Forma adjustments (unaudited) ($)(1)	Company Pro Forma as of September 30, 2020 (unaudited) ($)
Statements of financial position
Total assets	209,595	5,788,917	872,635	61,521,267	68,392,414
Total liabilities	52,957	1,120,053	1,586,189	8,717,793	11,476,992
Cash dividends declared per share	Nil.	Nil.	Nil.	N/A	Nil.

Note:

(1)	The pro forma amounts reflect the statement of financial position after giving effect to pro forma adjustments.

Business Objectives of the Company

Key elements of the Company’s growth strategy include: (i) progressing its psychedelic division through the development and commercialization of key psychedelic molecules (including tryptamines and phenethylamines) and delivery mechanisms; (ii) working to develop the synthetic production of deuterated psychedelic active pharmaceutical ingredients; (iii) obtaining regulatory approval for an approved psilocybin product targeting MDD; (iv) establishing strategic partnerships to advance its scientific research and to develop patented or trade secret intellectual property for the Company’s new psychedelic chemical compounds and processes related to psychedelics; (v) sponsoring clinical studies to determine the safety and efficacy of delivery mechanisms, chemically synthesised psychedelic compounds and screening protocols; and (vi) developing digital mental wellness platforms to support the promotion and commercialization of prescription and consumer products, including the Company’s custom formulated products centered around non-regulated medicinal mushrooms and adaptogens through various form factors such as capsules, mixable powders, and effervescent tablets.

Significant Events or Milestones of the Company

The Listing Statement, which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company, which are reproduced below. As of the date hereof, the Company provided the status of these milestones, the actual or revised estimated costs and the revised date of expected completion thereof, if applicable. Further, the Company has included additional objectives and milestones that have been identified since the date of the Listing Statement.

The following are “forward-looking statements” and as such, there is no guarantee that such milestones will be achieved on the timelines indicated or at all. Forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. See “Forward-Looking Statements” and “Risk Factors”.

Milestone(1)(2)	Prior Estimated Cost(3)	Actual or Revised Estimated Cost (3)	Actual/Estimated Timeframe for Completion(4)(5)	Status
Chemically develop and synthesize psychedelic APIs(6)	$432,000	$150,000	Q1 2021	Complete(7)
Commence microdose study with the Canadian Centre of Psychedelic Science(8)	$50,000	$50,000	Q4 2021 – Q4 2022	Not started
Commence study utilizing Kernel Flow technology(9)	N/A	$975,000	Q4 2021 – Q4 2022	Not started
Commence safety and efficacy clinical study with the UWI(10)	$750,000	Nil(11)	N/A	N/A
Phase 2a and 2b MDD study completed with data(12)	$1,600,000(12)	$1,600,000(12)	Q1 – Q4 2021	Not started
Marketing(13)	$2,500,000	$2,500,000	Q1 – Q4 2021	In process
Development of psilocybin Sublingual Film(14)	$237,600	$237,600	Q1 – Q2 2021	In process
Progression of CYB003 phase 1 studies and development of the associated delivery platform(15)	N/A	$5,720,000	Q4 2021 – Q1 2022	In process
Progression of CYB004 phase 1 studies(15)	N/A	$6,200,000	Q4 2021 – Q1 2022	In process
Phenethylamine development program(15)	N/A	$2,600,000	Q4 2021 – Q1 2022	In process
Development of patient digital therapy platform(16)	N/A	$2,600,000	Q4 2021	In process
Palliative care/compassionate use study(9)	N/A	$850,000	Q4 2021	In process

Milestone(1)(2)	Prior Estimated Cost(3)		Actual or Revised Estimated Cost (3)	Actual/Estimated Timeframe for Completion(4)(5)	Status
Support of additional phase 2 study sites in Canada and the United States(9)	N/A		$1,950,000	Q4 2021	In process

TOTAL	$4,819,600	(17)	$25,432,600

Notes:

(1)	There may be circumstances where for sound business reasons the Company reallocates the funds or determines to not proceed with a milestone.
(2)	Subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Company is working.
(3)	Certain amounts have been converted from USD to CAD at an exchange rate of 1.3:1.
(4)	The total expenditure may be incurred by the Company after the relevant quarter that is indicated as the target timeframe for completion.
(5)	Based on a calendar year-end.
(6)

There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues. Expected to provide psilocybin API for further studies, commercial oral film manufacturing and potential sales to research institutes. See “Risk Factors”.

(7)	This milestone was completed and the estimated cost is lower than anticipated as a result of the termination of the Smart Medicine Agreement. See “History of the Company”.
(8)	Subject to receipt of all necessary regulatory approvals in Canada. Study will be performed by the Canadian Centre for Psychedelic Science. See “Risk Factors”.
(9)

The Kernel Flow study, Palliative Care study, and the addition of phase 2 study sites in the U.S. and Canada will require the identification and recruitment of investigators, development of acceptable study protocols, and IRB approvals. See “Risk Factors”.

(10)

Subject to receipt of all necessary regulatory approvals in Jamaica or other jurisdictions. IRB application filed in Jamaica in September 2020 with the UWI and the Ministry of Health for a IIa bioequivalence study and IIb efficacy study. See “Risk Factors”.

(11)	The Listing Statement inadvertently duplicated this milestone, which forms part of the estimated cost of the Phase 2a and Phase 2b MDD study listed below.
(12)

Assuming 40 patients participate in the Phase 2a trial and 120 patients participate in the Phase 2b trial. Such anticipated costs do not include fees associated with the following, which could increase the amounts quoted: legal; statistical analysis; data management; drug/product development; and salaries and wages associated with the hiring of a regulatory expert as well as a medical director. In addition, anticipated costs may be impacted by a number of factors, including but not limited to (i) delays due to the impact of COVID-19; (ii) import/export delays or restrictions; (iii) successful completion of Phase 2a so that the Company may proceed with Phase 2b; and (iv) obtaining required permits and applicable regulatory approvals. See “Risk Factors”.

(13)	Marketing includes the digital mental wellness platform.
(14)	Certain risks associated with the development of psilocybin Sublingual Film include IRB approval timing and the import/export timeline.
(15)

CYB003, CYB004 and the phenethylamine development program are new objectives following completion of the Adelia Transaction. These business objectives require clinical trial sites, contract manufacturers, certain scale-ups in operation, etc. which may impact the time frame that these are completed. The Company’s progression of the CYB003 and CYB004 phase 1 studies, and phenethylamine development program require the following necessary preclinical steps to be met prior to completion of the milestone, including, but not limited to (i) synthesis of Active Pharmaceutical Ingredient (API) in sufficient quantities to be able to undertake all preclinical activities; (ii) formulation development including a complete understanding of the chemistry, manufacturing and controls necessary to demonstrate robust, repeatable production processes; (iii) development and validation of analytical methods; (iv) scale-up production under GMP conditions; (v) successful stability studies; (vi) in-vitro testing including pK, ADME; and (vii) toxicology studies including animal testing for genotoxicity, teratogenicity, dose-ranging, neuropharmacology, cardiotoxicity. Given the scope and complexity of these steps, there are no guarantees that any of the product development candidates that are selected will make it into clinical trials. See “Risk Factors”.

(16)

Development of the patient digital therapy platform will require the Company to rely on third-party developers to create and execute a scope of required work within a budget and timeframe. See “Risk Factors—Risks Related to Third Party Relationships”.

(17)	The Listing Statement inadvertently duplicated a milestone in the amount of $50,000.

Other than as described in this AIF, to the knowledge of management, there are no other particular significant events or milestones that must occur for the Company’s initial business objectives to be accomplished. However, there is no guarantee that the Company will meet its business objectives or milestones described above within the specific time periods, within the estimated costs or at all. The Company may, for sound business reasons, reallocate its time or capital resources, or both, differently than as described above. The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Forward-Looking Statements” section above. The actual amount that the Company spends in connection with each of the intended milestones will depend on a number of factors, including those listed in “Risk Factors” in this AIF.

Production and Raw Materials

The Company has established contractual sources of synthetic GMP and non-GMP raw materials to support its development operations through licensed third-party suppliers located in Canada, the United States and the United Kingdom. Such raw materials are expected to be, in general, readily available and in adequate supply to meet the Company’s need for development quantities, or custom manufactured on the Company’s behalf. The prices of research quantities of psilocybin and novel psychedelic compounds are generally higher than commercial supply prices at significantly larger scale and the Company, therefore, expects its supply prices to reduce over time. Development and production of the Company’s proprietary novel compounds is performed under confidential contractual agreements.

Foreign Operations

The Company’s management is located in Canada and the United States led by others in local jurisdictions. The Company psilocybin raw materials are expected to be sourced from a supplier in the United States and are expected to be manufactured and packaged in FDA registered facilities in the United Kingdom. Such raw materials are expected to be sent directly to the Company’s partners (e.g., IntelGenx and the UWI/Caribbean Institute for Health Research) for research and development purposes pursuant to its corresponding agreements, subject to receipt of all necessary approvals.

The Company further anticipates to sponsor research and development and engage in clinical trials in Jamaica with the UWI.

The Company conducts its international operations to conform to local variations, economic realities, market customs, consumer habits and regulatory environments. The Company will modify its products (including labeling of such products) and its distribution and marketing programs in response to local and foreign legal requirements and customer preferences.

The Company recently hired a Senior Vice President, Quality Assurance & Regulatory Affairs with twenty years experience within large pharmaceutical companies. The addition of this recent hire to the senior leadership team helps the Company to monitor that the supply chain for GMP products is qualified and tracked as the Company progresses its clinical plans. The mandate of the Senior Vice President, Quality Assurance & Regulatory Affairs includes virtual and in-person audit inspections across the supply chain. Under COVID-19 restrictions, supply chain audit inspections will be conducted virtually in most cases.

The Company’s international operations are subject to many of the same risks that its domestic operations face. These include competition and the strength of the relevant economy. In addition, international operations are subject to certain risks inherent in conducting business abroad, including foreign regulatory restrictions, fluctuations in monetary exchange rates, import-export controls and the economic and political policies of foreign governments. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of its products. Compliance with such foreign governmental regulations is generally the responsibility of the Company’s distributors in those countries. These distributors are independent contractors whom the Company does not control. The importance of these risks increases as the Company’s international operations grow and expand. See Risk Factors.

Market for Products

Market Segment, Market Acceptance and Geographic Areas

The Company is focused on developing novel compounds and improving the bioavailability and pharmacokinetic profiles of existing compounds to target psychiatric and neurological conditions. The

Company is focused on progressing its ten patent filings which cover novel psychedelic compounds, delivery mechanisms and supportive treatment platforms.

The Company’s initial product is expected to be a sublingual film as an oral delivery mechanism, provided that the clinical trial is successful, and all necessary approvals are obtained. The Company’s market for the sublingual film is expected to be in jurisdictions where such products are lawful.

Marketing Plan and Strategies

The Company’s marketing strategy will be initially driven through a digital marketing strategy composed of digital advertising and influencer marketing. The Company expects to also retain a sales force to complement its digital strategy by targeting wholesale and retail distribution.

Specialized Skills and Knowledge

The Company’s directors and officers possess a wide range of professional skills and experience relevant to pursuing and executing on the Company’s business strategy. Drawing on significant experience in various industries and sectors, the Company believes its management has a demonstrated track record of bringing together all of the key components for a successful psychedelic medicine and nutraceutical company, such as strong technical skills, expertise in planning and financial controls, ability to execute on business development opportunities, and capital markets expertise. The operational skills of the Company’s management include valuable knowledge and ability to analyze demographics and consumer purchasing habits, and tailor product brands and consumer retail experiences based on relevant demographic data.

By leveraging the strengths and experiences of its management team (i.e., individuals who possess a wealth of combined knowledge and experience necessary for the research and development, sales, marketing, and distribution of psychedelic pharmaceutical and nutraceutical products) the Company intends to, over time, establish itself as a leader in the psychedelic pharmaceutical and nutraceutical industry. The Company will continue to build out its team with specialists on an “as-needed” basis.

The Company’s current directors, officers and key executives have significant collective experience with psychedelic molecules, medicinal chemistry, pre-clinical and clinical operations, clinical psychology, quality and regulatory affairs, in addition to a track record of growing pharmaceutical companies including aspects of commercial operations, securities and capital markets. Collectively, the Company believes that it has adequate access to the current and future skill sets required to grow and sustain its business.

Cyclical or Seasonality of Business

The Company’s business is not expected to be cyclical or seasonal.

Employees

At the current stage of development, the Company is focused on maintaining a lean corporate structure, utilizing a highly experienced core team of senior executives and managers, while leveraging a cost-effective ecosystem of independent contractors, consultants and advisors, on an “as needed” basis. The Company employs less than 30 current full-time staff and expects to scale its employee numbers as it develops its business over the next 12 months.

Intellectual Property

Cybin has title to ten provisional patent applications, some of which overlap in subject matter: (i) “Parenteral Compositions Comprising Psychedelic Agents and Related Methods”, this application covers parenteral compositions comprising psychedelic agents and related methods; (ii) “Dissolvable Oral Dosage Forms And Related Methods”, this application covers medicinal mushrooms, adaptogens, effervescent tablets, etc.; (iii) “Phenethylamine Compounds and Methods”, this application covers phenethylamine compounds and methods; (iv) “Senso-Protective Tryptamine Derivative Compounds and Methods”, this application covers senso-protective tryptamine derivative compounds and methods; (v) “Deuterated N-Substituted Phenethylamine Serotonin 5-HT2A Selective Agonists and Methods of Use”, this application covers deuterated N-substituted phenethylamine serotonin 5- HT2A selective agonists and methods of use; (vi) “Treatment Protocols for Inhalation Delivery of Psychedelic Medications”, this application cover treatment protocols for inhalation delivery of psychedelic medications; (vii) “Deuterated Tryptamine Derivatives and Methods of Use”, this application covers deuterated tryptamine derivatives and methods of use; (viii) “Treatment Protocols for Inhalation Delivery of Psychedelic Medications”, this application covers treatment protocols for inhalation delivery of psychedelic medications; (ix) “Deuterated and Fluorinated Phenethylamine Derivatives And Methods Of Use”, this application covers deuterated and fluorinated phenethylamine derivatives and methods of use; and (x) “Deuterated N-Substituted Phenethylamine Serotonin 5- HT2A-Selective Agonists And Methods Of Use”, this application covers deuterated N-substituted phenethylamine serotonin 5-HT2A selective agonists and methods of use.

The provisional patent applications cover a wide range of novel psychedelic compounds from different classes including targeted structural modifications to improve the drugs pharmacokinetic characteristics and safety profiles without altering their receptor binding. Novel drug delivery platform claims are expected to enable administration of the psychedelic drugs with faster onset of action, higher bioavailability by way of bypassing liver metabolism and are expect to offer more control for better patient experience and optimized therapeutic outcomes.

The following tables set forth the status for each patent application applicable to the Company’s current and anticipated business activities:

Title	Jurisdiction of Filing	Status

Parenteral Compositions Comprising Psychedelic Agents and Related Methods	United States	Pending Application

Dissolvable Oral Dosage Forms and Related Methods	United States	Pending Application

Phenethylamine Compounds and Methods	United States	Pending Application

Senso-Protective Tryptamine Derivative Compounds and Methods	United States	Pending Application

Deuterated N-Substituted Phenethylamine Serotonin 5-HT2A-Selective Agonists And Methods Of Use	United States	Pending Application

Treatment Protocols for Inhalation Delivery of Psychedelic Medications	United States	Pending Application

Deuterated Tryptamine Derivatives and Methods of Use	United States	Pending Application

Title	Jurisdiction of Filing	Status
Treatment Protocols for Inhalation Delivery of Psychedelic Medications	United States	Pending Application
Deuterated and Fluorinated Phenethylamine Derivatives And Methods Of Use	United States	Pending Application
Deuterated N-Substituted Phenethylamine Serotonin 5- HT2A-Selective Agonists And Methods Of Use	United States	Pending Application

Cybin has also filed applications for registration of five trademarks, including Journey™, Mushroom & Friends™, It’s not magic. It’s mushrooms™ and Psilotonin™.

The Company’s mission to discover, develop and deploy psychedelic inspired medicines encompasses the research and development of potential new and improved psychedelic inspired medicines ranging from proprietary psychedelic compounds for use as API, specific formulations thereof, and specific uses for compounds and formulations. As the Company generates new data it will continue to file or acquire additional patent applications throughout the Company’s development program.

Environmental Protections

The Company is committed to minimizing any environmental impact of its operations and operating its business in a way that will foster sustainable use of the world’s natural resources. At this time, the Company’s business does not materially impact environmental conditions. However, prior to commencing any operations that the Company expects to impact environmental conditions, the Company will establish internal policies to comply with all applicable environmental protection laws and regulations.

The Company does not expect that there will be any financial or operational effects as a result of environmental protection requirements on its capital expenditures, profit or loss, or its competitive positions in the current fiscal year or in future years.

Competitive Conditions

The Company competes with a range of different entities. The Company’s proposed development of psychoactive compounds for use in medical research will compete with other entities that are developing or supplying psychoactive compounds for use in medical research, including clinical trials. The Company’s proposed development of nutraceuticals and NHPs will compete with other entities manufacturing and selling nutraceuticals and NHPs that may be targeted towards similar indications and conditions as the Company’s products.

The industry within which the Company intends to operate will become intensely competitive in all its phases, and the Company will face intense competition from other companies, some of which can be expected to have more financial resources and retail, formulation, research, processing, and marketing experience than the Company. Although the Company has access to capital, a management team with specialized skills and knowledge, and an IP portfolio that positions it well among its competitors, there can be no assurance that potential competitors of the Company, which may have greater financial, formulation, research, production, sales and marketing experience, and personnel and resources than the Company, are not currently developing, or will not in the future develop, products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Company or which would otherwise render the Company’s business, products and strategies, as applicable, ineffective, or obsolete.

Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company. See Risk Factors.

Negative Operating Cash Flow

Since inception, the Company has had negative operating cash flow and incurred losses. The Company’s negative operating cash flow and losses may continue for the foreseeable future. The Company cannot predict when it will reach positive operating cash flow, if ever. Due to the expected continuation of negative operating cash flow, the Company will be reliant on future financings in order to meet its cash needs. There is no assurance that such future financings will be available on acceptable terms or at all. See Risk Factors.

RISK FACTORS

There are various risk factors that could cause the Company’s future results to differ materially from those described in this AIF. The risks and uncertainties described below are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition, results of operations and cash flows, and consequently the price of the Common Shares, could be materially and adversely affected. The risks discussed below also include forward-looking statements and the Company’s actual results may differ substantially from those discussed in these forward-looking statements. See “Note Regarding Forward-Looking Statements” in this AIF.

Novel Coronavirus “COVID-19”

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, including the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. However, depending on the length and severity of the pandemic, COVID-19 could impact the Company’s operations, could cause delays relating to approval from Health Canada, the FDA and equivalent organizations in other countries, could postpone research activities, and could impair the Company’s ability to raise funds depending on COVID-19s effect on capital markets.

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its operations, any assessment is subject to extreme uncertainty as to probability, severity and duration. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas:

•

Mandatory Closure. In response to the pandemic, many provinces, states and localities have implemented mandatory shut-downs of business to prevent the spread of COVID-19. In the locations where the Company operates or conducts research activity, these activities have been deemed an “essential service”, and thus not subject to the mandatory closures applicable to nonessential businesses. The Company’s ability to generate revenue and meet its milestones could be materially impacted by any shut down of operations or services.

•

Research and Development Disruptions. The Company relies on a third parties for its research and development activities. If these third parties are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact the Company’s ability to meet its milestones and may significantly delay development. At this time, the Company has not experienced any significant disruptions.

•

Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by local authorities. The Company has cancelled nonessential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with patients, mandating additional cleaning and hand disinfection and providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue.

The Company has sufficient cash on hand raised via equity financings to fund its operations for the next 18-months and meet its working capital requirements. It is anticipated that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives. See “Risk Factors”.

Limited Operating History

The Common Shares commenced trading on the NEO on November 10, 2020 on a post-Transaction basis and therefore the Company has a limited operating history as a public company. To operate effectively, the Company will be required to continue to implement changes in certain aspects of its business, improve information systems and develop, manage and train management-level and other employees to comply with ongoing public company requirements. Failure to take such actions, or delay in implementation thereof, could adversely affect the business, financial condition, liquidity and results of operations of the Company and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders in respect of the Common Shares.

The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its operating goals. In order for the Company to meet future operating and debt service requirements, it will need to be successful in its growth, marketing and sales efforts. Additionally, where the Company experiences increased production and future sales, its current operational infrastructure may require changes to scale its business efficiently and effectively to keep pace with demand and achieve long-term profitability. If the Company’s products and services are not accepted by new customers, the Company’s operating results may be materially and adversely affected.

Achieving Publicly Announced Milestones

From time to time, the Company may announce the timing of certain events it expects to occur, such as the anticipated timing of results from clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a prescription drug product candidate may ultimately vary from what is publicly disclosed. See “Commercial Scale Product Manufacturing”, “Safety and Efficacy of Products”, “Clinical Testing and Commercializing Product Candidates”, “Completion of Clinical Trials”, and “Nature of Regulatory Approvals” as discussed under this heading “Risk Factors” for further disclosure of risks and events that may affect the timing of certain events the Company may announce.

The Company undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by-law. Any variation in the timing of previously announced milestones could have a material adverse effect on the Company’s business plan, financial condition or operating results and the trading price of the Common Shares.

Speculative Nature of Investment Risk

An investment in the securities of the Company carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Early Stage of the Industry and Product Development

Given the early stage of its prescription drug product development, the Company can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Company currently has no products that have been approved by Health Canada, the Ministry of Health (Jamaica), the FDA, or any similar regulatory authority. To obtain regulatory approvals for its prescription drug product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the prescription drug product candidates are safe for human use and that they demonstrate efficacy.

Many prescription drug product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Prescription drug product candidates can fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or its collaborators to abandon commitments to that program. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Company can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of the Company’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its prescription drug product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company is successful in developing its current and future prescription drug product candidates into approved products, it will still experience many potential obstacles, which would affect its ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Company is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.

The Company can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their prescription drug product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain Health Canada, the Ministry of Health (Jamaica) or FDA approval. If the Company fails to produce positive results in future clinical trials and other programs, the development timeline and regulatory approval and commercialization prospects for the Company’s leading prescription drug product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.

Preclinical testing and clinical trials for the Company’s products may not achieve the desired results. The results of preclinical testing and clinical trials are uncertain. Product approvals are subject to a number of contingencies and may not be obtained in the time expected or at all. The Company’s products may not attract a following among patients, retailers and/or providers. The Company expects to face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it plans to distribute are alleged to have caused loss or injury. There can be no assurance that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

The Company’s business relies on its ability to access, develop, and sell psilocybin. Psilocybin is a controlled substance in many jurisdictions, including in Canada under Schedule III of the Controlled Drugs and Substances Act and in the United States. The Company may face difficulty accessing psilocybin and the public capital markets in Canada as a result of the response of regulators, stock exchanges, and other market participants to the Company’s development and sale of a controlled substance. The Company may also have limited access to traditional banking services, as well as limited access to debt financing from traditional institutional lenders. The medical efficacy of psilocybin has not been confirmed and requires further study and scientific rigour.

Regulatory Risks and Uncertainties

In Canada, certain psychedelic drugs, including psilocybin, are classified as Schedule III drugs under the CDSA and as such, medical and recreational use is illegal under Canadian federal laws. In the United States, certain psychedelic drugs, including psilocybin, are classified as Schedule I drugs under the CSA and the Controlled Substances Import and Export Act (the “CSIEA”) and as such, medical and recreational use is illegal under the U.S. federal laws. There is no guarantee that psychedelic drugs or psychedelic inspired drugs will ever be approved as medicines in any jurisdiction in which the Company operates. All activities involving such substances by or on behalf of the Company are conducted in accordance with applicable federal, provincial, state and local laws. Further, all facilities engaged with such substances by or on behalf of the Company do so under current licenses and permits issued by appropriate federal, provincial and local governmental agencies. While the Company is focused on programs using psychedelic inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, the laws and regulations generally applicable to the industry in which the Company is involved in may change in ways currently unforeseen. Any amendment to or replacement of existing laws or regulations, including the classification or re-classification of the substances the Company is developing or working with, which are matters beyond the Company’s control, may cause the Company’s business, financial condition, results of operations and prospects to be adversely affected or may cause the Company to incur significant costs in complying with such changes or it may be unable to comply therewith. A violation of any applicable laws and regulations of the jurisdictions in which the Company operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Company operates, or private citizens or criminal charges.

The loss of the necessary licenses and permits for Schedule III drugs could have an adverse effect on the Company’s operations.

The psychedelic drug industry is a fairly new industry and the Company cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Company.

The success of the Company’s business is dependent on the reform of controlled substances laws pertaining to psilocybin. If controlled substances laws are not favourably reformed in Canada, the United States, and other global jurisdictions, including Jamaica, the commercial opportunity that the Company is pursuing may be highly limited.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The FDA, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, DMT, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, DMT, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

The FDA has broad authority to enforce the provisions of the FFDCA applicable to foods, drugs, dietary supplements, and cosmetics, including powers to issue a public warning letter to a company, to publicize information about illegal or harmful products, to request a recall of products from the market, and to request the United States Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the U. S. courts. The Company could be subject to fines and penalties, including under administrative, civil and criminal laws for violating U.S. laws and regulations, and the Company’s products could be banned or subject to recall from the marketplace. The Company could also be subject to possible business and consumer claims under applicable statutory, product liability and common laws.

Jamaican Operations

Unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948, therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

Any future decision to regulate psilocybin in Jamaica could have a material adverse effect on the business, financial condition and operating results of the Company. Should there occur a future decision in Jamaica to regulate psilocybin, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities in Jamaica. The impact of future compliance regimes in Jamaica and any potential delays in obtaining, or failure to obtain, possible regulatory approvals could have a material adverse effect on the business, financial condition and operating results of the Company.

Emerging Market Risks

The Company has operations in Jamaica, an emerging market country, and may have future operations in additional emerging markets. Such operations expose the Company to the socio-economic conditions as well as the laws governing the activities of the Company in Jamaica and any other jurisdiction where the Company may have operations in the future. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Jamaican government, or other governments in emerging markets where the Company may have operations in the future, may intervene in its economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in the research, cultivation and development of psilocybin mushroom and other botanicals policies or shifts in political attitude in Jamaica or other countries where the Company may have operations in the future may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could materially impact the Company’s operations in Jamaica or other countries where the Company may have operations in the future. The Company continues to monitor developments and policies in Jamaica to assess the impact thereof to its operations or future operations; however, such developments cannot be predicted and could have an adverse effect on the Company’s operations in Jamaica.

Jamaica has a history of economic instability (such as inflation or recession). In 2013, Jamaica launched an ambitious reform program to stabilize the economy, reduce debt, and fuel growth, gaining national and international support. While there is no current political instability, and historically there has been no change in laws and regulations, this is subject to change in the future and could adversely affect the Company’s business, financial condition and results of operations. Jamaica is vulnerable to natural disasters such as hurricanes and flooding and the effects of climate change. It is an upper middle-income economy that is nevertheless struggling due to low growth, high public debt, and exposure to external shocks.

Global economic crises could negatively affect investor confidence in emerging markets or the economies of emerging markets, including Jamaica. Such events could materially and adversely affect the Company’s clinical trials, business, financial condition and results of operations.

Financial and securities markets in Jamaica are influenced by the economic and market conditions in other countries, including other emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in Jamaica, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into Jamaica and the market value of the securities of the Company.

The legal and regulatory requirements and local business culture and practices in Jamaica and the foreign countries in which the Company may expand are different from those in which it currently operates. The officers and directors of the Company will rely, to a great extent, on the Company’s local legal counsel in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations, particularly with respect to psilocybin or related operations. Increased compliance costs may be incurred by the Company. Further, there can be no assurance that the Company will develop a marketable product or service in Jamaica or any other foreign country. These factors may have a material adverse effect on the Company’s research and development business and the results of its research and development operations.

In the event of a dispute arising in connection with the Company’s operations in Jamaica or another a foreign jurisdiction where the Company may conduct business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of the Company’s operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations applicable regulatory requirements.

To mitigate risk when operating in Jamaica, the Company may, in part, engage local counsel and/or consultants to advise on applicable regulatory and/or operational matters, as applicable, and it is anticipated that the Company’s personnel will visit local operations as required to maintain regular involvement in such operations.

Plans for Growth

The Company intends to grow rapidly and significantly expand its operations within the next 12 to 24 months. This growth will place a significant strain on the Company’s management systems and resources. The Company will not be able to implement its business strategy in a rapidly evolving market, without an effective planning and management process. In particular, the Company may be required to manage multiple relationships with various strategic industry participants and other third parties, which relationships could be strained in the event of rapid growth. Similarly, a large increase in the number of third-party relationships the Company has, may lead to management of the Company being unable to manage growth effectively. The occurrence of such events may result in the Company being unable to successfully identify, manage and exploit existing and potential market opportunities.

Limited Products

The Company will be heavily reliant on the production and distribution of psychedelics, nutraceuticals and related products. If they do not achieve sufficient market acceptance, it will be difficult for the Company to achieve profitability.

The Company’s revenue will be derived almost exclusively from sales of psychedelic pharmaceutical and nutraceutical-based products, and the Company expects that its psychedelic pharmaceutical and nutraceutical-based products will account for substantially all of its revenue for the foreseeable future. If the psychedelic pharmaceutical and nutraceutical market declines or psychedelics and nutraceuticals fail to achieve substantially greater market acceptance than it currently enjoys, the Company will not be able to grow its revenues sufficiently for it to achieve consistent profitability.

Even if products to be distributed by the Company conform to international safety and quality standards, sales could be adversely affected if consumers in target markets lose confidence in the safety, efficacy, and quality of psychedelic pharmaceutical and nutraceutical-based products. Adverse publicity about psychedelic pharmaceutical and nutraceutical-based products that the Company sells may discourage consumers from buying products distributed by the Company.

Limited Marketing and Sales Capabilities

The Company will, for the immediate future, have limited marketing and sales capabilities, and there can be no assurance that it will be able to develop or acquire these capabilities at the level needed to produce and deliver for sale, through industry partners, its products in sufficient commercial quantities. Further, there can be no assurance that the Company, either on its own or through arrangements with other industry participants, will be able to develop or acquire such capabilities on a cost-effective basis, or at all. Finally, there can be no assurance that the Company’s industry partners will be able to market or sell the Company’s products in compliance with requisite regulatory protocols or on a cost-effective basis. The Company’s dependence upon third parties for the production, and marketing or sale, as applicable, of the Company’s products could have a material adverse effect on the Company’s business, financial condition and results of operations.

No Assurance of Commercial Success

The successful commercialization of the Company’s products will depend on many factors, including, the Company’s ability to establish and maintain working partnerships with industry participants in order to market its products, the Company’s ability to supply a sufficient amount of its products to meet market demand, and the number of competitors within each jurisdiction within which the Company may from time to time be engaged. There can be no assurance that the Company or its industry partners will be successful in their respective efforts to develop and implement, or assist the Company in developing and implementing, a commercialization strategy for the Company’s products.

No Profits or Significant Revenues

The Company has no history upon which to evaluate its performance and future prospects. The Company’s proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. The Company cannot make any assurance that it will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Common Shares.

Reliance on Third Parties for Clinical Development Activities

The Company relies and will continue to rely on third parties to conduct a significant portion of its preclinical and clinical development activities. For example, clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company’s active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company’s testing could be delayed, cancelled or rendered ineffective.

Risks Related to Third Party Relationships

The Company intends to enter into strategic alliances with third parties that the Company believes will complement or augment its proposed business or will have a beneficial impact on the Company. Strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition to the foregoing, the success of the Company’s business will depend, in large part, on the Company’s ability to enter into, and maintain collaborative arrangements with various participants in the psychedelic pharmaceutical and nutraceutical industry. There can be no assurance that the Company will be able to enter into collaborative arrangements in the future on acceptable terms, if at all. There can be no assurance that such arrangements will be successful, that the parties with which the Company has or may establish arrangements will adequately or successfully perform their obligations under such arrangements, that potential partners will not compete with the Company by seeking or prioritizing alternate, competitor products. The termination or cancellation of any such collaborative arrangement or the failure of the Company and/or the other parties to these arrangements to fulfill their obligations could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, disagreements between the Company and any of its industry partners could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Reliance on Contract Manufacturers

The Company has limited manufacturing experience and relies on contract manufacturing organizations (“CMOs”) to manufacture its prescription drug product candidates for preclinical studies and clinical trials. The Company relies on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with cGMP regulations applicable to its products. Health Canada and the FDA, in Canada and the U.S., respectively, ensure the quality of food, drug products and dietary supplements by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that CMOs will be able to meet the Company’s timetable and requirements. The Company has not contracted with alternate suppliers for drug substance production in the event that the current provider is unable to scale up production, or if it otherwise experiences any other significant problems. If the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of its prescription drug product candidates. Further, CMOs must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.

Safety and Efficacy of Products

Before obtaining marketing approval from regulatory authorities for the sale of the Company’s prescription drug product candidates, the Company must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the prescription drug product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its prescription drug product candidates in any jurisdiction. A prescription drug product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its prescription drug product candidates under development will successfully gain market approval from Health Canada, the FDA or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any such product can be achieved. As with the results of any statistical sampling, the Company cannot be sure that all side effects of its products may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to such product for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects, or the duration of such studies may not be sufficient to identify when those events may occur. There have been products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of such products from the market, and the Company’s products may be subject to similar risks. The Company might have to withdraw or recall its products from the marketplace. The Company may also experience a significant drop in the potential future sales of its products if and when regulatory approvals for such products are obtained, experience harm to its reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of the Company’s products, or substantially increase the costs and expenses of commercializing and marketing its products.

Clinical Testing and Commercializing Products

Before obtaining marketing approval from regulatory authorities for the sale of the Company’s prescription drug product candidates, it must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the prescription drug product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trails. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its prescription drug product candidates in any jurisdiction. A prescription drug product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its prescription drug product candidates under development will successfully gain market approval from the FDA, or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.

The Company cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its prescription drug product candidates or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its prescription drug product candidates and may harm its financial condition, results of operations and prospects.

The commencement and completion of clinical trials for the Company’s prescription drug product candidates may be delayed for a number of reasons, including but not limited, to:

•	failure by regulatory authorities to grant permission to proceed or placing clinical trials on hold;

•	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of the Company’s CMOs to comply with cGMP requirements;

•

any changes to the Company’s manufacturing process that may be necessary or desired, delays or failure to obtain clinical supply from CMOs of the Company’s products necessary to conduct clinical trials;

•

prescription drug product candidates demonstrating a lack of safety or efficacy during clinical trials, reports of clinical testing on similar technologies and products raising safety or efficacy concerns;

•

clinical investigators not performing the Company’s clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

•	failure of the Company’s contract research organizations to satisfy their contractual duties or meet expected deadlines;

•	inspections of clinical trial sites by regulatory authorities;

•

regulatory authorities or ethics committees finding regulatory violations that require the Company to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•

one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

•	failure to reach agreement on acceptable terms with prospective clinical trial sites.

The Company’s product development costs will increase if it experiences delays in testing or approval or if the Company needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols to regulatory authorities or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Company’s business, financial condition and prospects.

Prior to commencing clinical trials in Canada, the United States or other jurisdictions, including Jamaica, for any prescription drug product candidates developed by the Company, it may be required to have an allowed an IND (or equivalent) for each prescription drug product candidate and to file additional INDs prior to initiating any additional clinical trials. The Company believes that the data from its studies will support the filing of additional INDs to enable the Company to undertake additional clinical studies as it has planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require the Company to suspend or terminate such clinical trials.

Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit its opportunity to generate revenue.

Completion of Clinical Trials

As the Company’s prescription drug product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all. The factors that affect the Company’s ability to enroll patients are largely uncontrollable and include, but are not limited to, the size and nature of the patient population, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, and the number, availability, location and accessibility of clinical trial sites.

Commercial Grade Product Manufacturing

The Company’s prescription drug products will be manufactured in small quantities for pre-clinical studies and clinical trials by third party manufacturers. In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early-stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality product may have long lead times, may be very expensive and requires significant efforts including, but not limited to, scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for pivotal clinical trials, the Company’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company’s business, financial condition and prospects, and may delay marketing of the product.

Nature of Regulatory Approvals

The Company’s development and commercialization activities and prescription drug product candidates are significantly regulated by a number of governmental entities, including Health Canada and the FDA. Regulatory approvals are required prior to each clinical trial and the Company may fail to obtain the necessary approvals to commence or continue clinical testing. The Company must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and prescription drug product candidates and ultimately must obtain regulatory approval before it can commercialize a prescription drug product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Company performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Company believes results from its sponsored clinical trials are favorable to support the marketing of its prescription drug product candidates, Health Canada, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a prescription drug product candidate’s clinical development and may vary among jurisdictions.

The Company has not obtained regulatory approval for any prescription drug product candidate and it is possible that none of its existing prescription drug product candidates or any future prescription drug product candidates will ever obtain regulatory approval. The Company could fail to receive regulatory approval for its prescription drug product candidates for many reasons, including, but not limited to failure to demonstrate that a prescription drug product candidate is safe and effective for its proposed indication, failure of clinical trials to meet the level of statistical significance required for approval, failure to demonstrate that a prescription drug product candidate’s clinical and other benefits outweigh its safety risks, or deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom the Company contracts for clinical and commercial supplies to pass a pre-approval inspection.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Company’s commercialization plans, or the Company may decide to abandon the development program. If the Company were to obtain approval, regulatory authorities may approve any of its prescription drug product candidates for fewer or more limited indications than the Company request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a prescription drug product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that prescription drug product candidate. Moreover, depending on any safety issues associated with the Company’s prescription drug product candidates that garner approval, Health Canada, the Ministry of Health (Jamaica), the FDA or other regulatory authorities may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with the Company products, or if one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Company, imposing restrictions on the Company’s products or its manufacture and requiring the Company to recall or remove its products from the market. The regulators could also suspend or withdraw the Company’s Co marketing authorizations, requiring it to conduct additional clinical trials, change its labeling or submit additional applications for marketing authorization. If any of these events occurs, the Company’s ability to sell its products may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.

Unfavourable Publicity or Consumer Perception

The Company believes the psychedelic pharmaceutical and nutraceutical industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of psychedelic pharmaceutical and nutraceutical products. Consumer perception of the Company’s psychedelic pharmaceutical and nutraceutical products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of psychedelics and nutraceuticals. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the psychedelic pharmaceutical and nutraceutical industry or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s psychedelic or nutraceutical products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s psychedelic or nutraceutical products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of psychedelic or nutraceutical products in general, or the Company’s psychedelic or nutraceutical products and services specifically or associating the consumption of psychedelics or nutraceuticals with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

The psilocybin and nutraceutical industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the psilocybin and nutraceuticals distributed for medical purposes to such consumers. There can be no assurance that future scientific research or findings on the medical benefits, viability, safety, efficacy and dosing of psilocybin or isolated constituents and/or nutraceuticals, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the industry or the Company or any particular product, or consistent with earlier publicity.

Social Media

There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about the Company may be adverse to the Company’s interests or may be inaccurate, each of which may harm the Company’s business, financial condition and results of operations.

Biotechnology and Pharmaceutical Market Competition

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which the Company’s prescription drug product candidates may be useful. Although there are no approved therapies that specifically target opioid addiction, some competitors use therapeutic approaches that may compete directly with the Company’s prescription drug product candidates.

Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Company does. The Company’s ability to compete successfully will largely depend on:

•	the efficacy and safety profile of its prescription drug product candidates relative to marketed products and other prescription drug product candidates in development;

•	the Company’s ability to develop and maintain a competitive position in the product categories and technologies on which it focuses;

•	the time it takes for the Company’s prescription drug product candidates to complete clinical development and receive marketing approval;

•	the Company’s ability to obtain required regulatory approvals;

•	the Company’s ability to commercialize any of its prescription drug product candidates that receive regulatory approval;

•	the Company’s ability to establish, maintain and protect intellectual property rights related to its prescription drug product candidates; and

•	acceptance of any of the Company’s prescription drug product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

Competitors have developed and may develop technologies that could be the basis for products that challenge the discovery research capabilities of prescription drug product candidates the Company is developing. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Company’s prescription drug product candidates and may be more effective or less costly than its prescription drug product candidates. The success of the Company’s competitors and their products and technologies relative to the Company’s technological capabilities and competitiveness could have a material adverse effect on the future preclinical studies and clinical trials of the Company’s prescription drug product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact the Company’s ability to generate future product development programs using psychedelic inspired compounds.

If the Company is not able to compete effectively against its current and future competitors, the Company’s business will not grow, and its financial condition and operations will substantially suffer.

Further, there can be no assurance that potential competitors of the Company, which may have greater financial, cultivation, production, sales and marketing experience, and personnel and resources than the Company, are not currently developing, or will not in the future develop, products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Company or which would otherwise render the Company’s business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Reliance on Key Executives and Scientists

The loss of key members of the Company’s staff, could harm the Company. The Company does not have employment agreements with all members of its staff, although such employment agreements do not guarantee their retention. The Company also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Company expands its activities and seeks regulatory approvals for clinical trials. The Company enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Company also enters into agreements with physicians and institutions who will recruit patients into the Company’s clinical trials on its behalf in the ordinary course of its business. Notwithstanding these arrangements, the Company faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. The loss of the services of any of the Company’s executive officers or other key personnel could potentially harm its business, operating results or financial condition.

Employee Misconduct

The Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with Health Canada and the FDA regulations, provide accurate information to Health Canada and the FDA, comply with manufacturing standards the Company has established, comply with federal and provincial healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Company’s reputation. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Company’s business and results of operations, including the imposition of substantial fines or other sanctions.

Business Expansion and Growth

The Company may in the future seek to expand its pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more prescription drug product candidates. Acquisitions, collaborations and in-licenses involve numerous risks, including, but not limited to substantial cash expenditures, technology development risks, potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition, difficulties in assimilating the operations of the acquired companies, entering markets in which the Company has limited or no direct experience, and potential loss of the Company’s key employees or key employees of the acquired companies or businesses.

The Company has experience in making acquisitions, entering collaborations and in-licensing prescription drug product candidates; however, the Company cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to it. The Company may incorrectly judge the value or worth of an acquired company or business or in-licensed prescription drug product candidate. In addition, the Company’s future success would depend in part on its ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. The Company cannot provide assurance that it would be able to successfully combine its business with that of acquired businesses, manage a collaboration or integrate in-licensed prescription drug product candidates. Furthermore, the development or expansion of the Company’s business may require a substantial capital investment by the Company.

Negative Results of External Clinical Trials or Studies

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the Company’s prescription drug product candidates, or the therapeutic areas in which the Company’s prescription drug product candidates compete, could adversely affect its share price and the Company’s ability to finance future development of its prescription drug product candidates, and its business and financial results could be materially and adversely affected.

Product Liability

The Company currently does not carry any product liability insurance coverage. Even though the Company is not aware of any product liability claims at this time, its business exposes itself to potential product liability, recalls and other liability risks that are inherent in the sale of food products and nutraceuticals. The Company can provide no assurance that such potential claims will not be asserted against it. A successful liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.

Although the Company intends to obtain adequate product liability insurance, it cannot provide any assurances that it will be able to obtain or maintain adequate product liability insurance of on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. Claims or losses in excess of any product liability cover that may be obtained by the Company could have a material adverse effect on its business, financial conditional and results of operations.

Some of the Company’s agreements with third parties might require it to maintain product liability insurance. If the Company cannot obtain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on its operations.

Enforcing Contracts

Due to the nature of the business of the Company and the fact that certain of its contracts involve psilocybin, the use of which is not legal under Canadian or U.S. federal law and in certain other jurisdictions, the Company may face difficulties in enforcing its contracts in Canadian or U.S. federal and state courts. The inability to enforce any of its contracts could have a material adverse effect on its business, operating results, financial condition or prospects.

In order to manage its contracts with contractors, the Company will ensure that such contractors are appropriately licensed. Were such contractors to operate outside the terms of these licenses, the Company may experience an adverse effect on its business, including the pace of development of its product.

Product Recalls

Manufacturers, producers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Company’s suppliers have detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if the Company is subject to recall, the image of the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses and potential legal fees and other expenses.

Distribution and Supply Chain Interruption

The Company is susceptible to risks relating to distributor and supply chain interruptions. Distribution in Canada and other jurisdictions will be largely accomplished through independent contractors, therefore, an interruption (e.g., a labour strike) for any length of time affecting such independent contractors may have a significant impact on the Company’s ability to sell its products. Supply chain interruptions, including a production or inventory disruption, could impact product quality and availability. Inherent to producing products is a potential for shortages or surpluses in future years if demand and supply are materially different from long-term forecasts. The Company monitors category trends and regularly reviews maturing inventory levels.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelic pharmaceutical and nutraceutical industry. A failure in the demand for the Company’s psychedelic pharmaceutical and nutraceutical industry products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Promoting the Brand

Promoting the Company’s brand will be critical to creating and expanding a customer base. Promoting the brand will depend largely on the Company’s ability to provide psychedelic pharmaceutical and nutraceutical products to the market. Further, the Company may, in the future, introduce new products or services that its customers do not like, which may negatively affect the brand and reputation. If the Company fails to successfully promote its brand or if it incurs excessive expenses in this effort, its business and financial results from operations could be materially adversely affected.

The Canadian FDA and Canadian Regulations, among other things, govern the manufacture, formulation, packaging, labeling, advertising and sale of NHPs and drugs, and regulate what may be represented on labels and in promotional materials regarding the claimed properties of products. The Company’s expected nutraceutical products will be considered “food” and, as such, will be principally regulated under the Canadian FDA and the Canadian Regulations. The Company must ensure that the labelling, marketing and selling of any of its products comply with the Canadian FDA, including by ensuring that the Company’s products are not packaged or marketed in a manner that is misleading or deceptive to a consumer.

If there are changes in the applicable regulatory framework governing the promotion, branding and marketing of the Company’s products, the Company’s ability to promote and sell its products may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.

Product Viability

If the Company’s psychedelic pharmaceutical and nutraceutical products are not perceived to have the effects intended by the end user, the Company’s business may suffer. In general, psychedelic pharmaceutical and nutraceutical products have minimal long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry or other supplements or medications. As a result, the Company’s psychedelic pharmaceutical and nutraceutical products could have certain side effects if not used as directed or if taken by an end user that has certain known or unknown medical conditions. Further, the Company’s business involves the growing of an agricultural product and is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks.

Success of Quality Control Systems

The quality and safety of the Company’s products are critical to the success of its business and operations. As such, it is imperative that the Company (and its service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality of training programs and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a material adverse effect on the Company’s business and operating results.

Reliance on Key Inputs

The Company’s business is expected to be dependent on a number of key inputs and their related costs including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Examples of potential risks include, but are not limited to, the risk that crops may become diseased or victim to insects or other pests and contamination, or subject to extreme weather conditions such as excess rainfall, freezing temperature, or drought, all of which could result in low crop yields, decreased availability of mushrooms, and higher acquisition prices. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Liability Arising from Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company’s behalf or in its service that violate (i) various laws and regulations, including healthcare laws and regulations, (ii) laws that require the true, complete and accurate reporting of financial information or data, (iii) the terms of the Company’s agreements with third parties. Such misconduct could expose the Company to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Such misconduct may result in legal action, significant fines or other sanctions and could result in loss of any regulatory license held by the Company at such time. The Company may be subject to security breaches at its facilities or in respect of electronic document or data storage, which could lead to breaches of applicable privacy laws and associated sanctions or civil or criminal penalties; events, including those beyond the control of the Company, may damage its operations. In addition, these events may negatively affect customers’ demand for the Company’s products. Such events include, but are not limited to, non-performance by third party contractors; increases in materials or labour costs; breakdown or failure of equipment; failure of quality control processes; contractor or operator errors; and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms. As a result, there is a risk that the Company may not have the capacity to meet customer demand or to meet future demand when it arises. Failure to comply with health and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s manufacturing operations.

Operating Risk and Insurance Coverage

The Company does not have adequate insurance to protect its assets, operations and employees. While the Company may, in the future obtain insurance coverage to address all material risks to which it is exposed and is adequate and customary in its proposed state of operations, such insurance will be subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is expected to be exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future, or if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Costs of Operating as Public Company

As a public company, the Company will incur significant legal, accounting and other expenses. As a public company, the Company is subject to various securities rules and regulations, which impose various requirements on the Company, including the requirement to establish and maintain effective disclosure and financial controls and corporate governance practices. The Company’s management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the Company’s legal and financial compliance costs and make some activities more time-consuming and costly.

Management of Growth

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These outside business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time-to-time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company, and from time to time, these persons may be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Foreign Operations

In addition to operations carried out in Canada, the Company intends to carry out international operations through an office in Jamaica. As a result, the Company may be subject to political, economic and other uncertainties, including, but not limited to, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, export quotas, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrections.

The Company’s international operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with its foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or enforcing Canadian judgments in foreign jurisdictions.

Similarly, to the extent that the Company’s assets are located outside of Canada, investors may have difficulty collecting from the Company any judgments obtained in the Canadian courts and predicated on the civil liability provisions of securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Cybersecurity and Privacy Risk

The Company’s information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Company’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) and where applicable, provincial legislation governing personal health information, protect medical records and other personal health information by limited their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical patients health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental Regulation and Risks

The Company’s operations are subject to environmental regulations that mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which could stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis oil and related products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

RISKS RELATED TO INTELLECTUAL PROPERTY

Trademark Protection

Failure to register trademarks for the Company or its products could require the Company to rebrand its products resulting in a material adverse impact on its business.

Trade Secrets

The Company relies on third parties to develop its products and as a result, must share trade secrets with them. The Company seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of the Company’s collaborators, advisors, employees and consultants to publish data potentially relating to its trade secrets. Its academic and clinical collaborators typically have rights to publish data, provided that the Company is notified in advance and may delay publication for a specified time in order to secure any intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Company, although in some cases the Company may share these rights with other parties. The Company may also conduct joint research and development programs which may require it to share trade secrets under the terms of research and development collaboration or similar agreements. Despite the Company’s efforts to protect its trade secrets, the Company’s competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information. A competitor’s discovery of the Company’s trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.

Patent Law Reform

As is the case with other biotechnology and pharmaceutical companies, the Company’s success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry is a technologically and legally complex process, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of the Company’s and its licensors’ or collaborators’ patent applications and the enforcement or defense of the Company or its licensors’ or collaborators’ issued patents.

Patent Litigation and Intellectual Property

As disclosed under Description of the Business - Intellectual Property, the Company has filed a number of provisional patent applications but even if regular patent applications are filed claiming priority to one or more of the provisional patent applications, there can be no assurance that any or all of these patent applications will issue into a valid patent. Such failure to issue could have a material adverse effect on the Company. In the event that a patent issued to the Company is challenged, any of Company’s patents may be invalidated (although at this time the Company does not have any issued patents). The Company could also become involved in interference or impeachment proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

Patent litigation is widespread in the pharmaceutical industry and the Company cannot predict how this will affect its efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of its prescription drug product candidates that it may successfully develop. If the Company becomes involved in any litigation, interference, impeachment or other administrative proceedings, it will likely incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. The Company cannot make any assurances that it will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the Company’s products infringe patents, trademarks or proprietary rights of others, it could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on the business of the Company, its financial condition and results of operation. Patent litigation is less likely during development as many jurisdictions contain exemptions from patent infringement for the purpose of obtaining regulatory approval of a product. Where there is any sharing of patent rights either through co-ownership or different licensed “fields of use”, one owner’s actions could lead to the invalidity of the entire patent. If the Company is unable to avoid infringing the patent rights of others, the Company may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Such results could have a material adverse effect on the Company. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, the Company may not have sufficient resources to bring these actions to a successful conclusion, and, even if the Company is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Company.

Any infringement or misappropriation of the Company’s intellectual property could damage its value and limit its ability to compete. In addition, the Company’s ability to enforce and protect its intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company. Competitors may also harm the Company’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue. The Company may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time- consuming to prosecute and there can be no assurance that the Company will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.

The Company is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture and/or sale of such products or cease selling such products. In such event, there can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company’s business. If the Company’s products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the Company could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company’s business and its financial condition.

Protection of Intellectual Property

The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that the Company’s proprietary technologies, key products and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets and provided the Company has the funds to enforce its rights, if necessary.

Third-Party Licenses

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover the Company’s products or services, the Company or its strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services and payments under them would reduce the Company’s profits from these products and services. The Company is currently unable to predict the extent to which it may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. The Company’s inability to obtain such licenses may hinder or eliminate its ability to manufacture and market its products.

Further, if the Company obtains third-party licenses but fails to pay annual maintenance fees, development and sales milestones, or it is determined that the Company does not use commercially reasonable efforts to commercialize licensed products, the Company could lose its licenses which could have a material adverse effect on its business and financial condition.

FINANCIAL AND ACCOUNTING RISKS

Substantial Number of Authorized but Unissued Common Shares

The Company has an unlimited number of Common Shares that may be issued by the Company board without further action or approval of the Shareholders. While the Company board will be required to fulfill its fiduciary obligations in connection with the issuance of such Common Shares, the Common Shares may be issued in transactions with which not all of the shareholders of the Company agree, and the issuance of such Common Shares will cause dilution to the ownership interests of the shareholders of the Company.

Dilution

The financial risk of the Company’s future activities will be borne to a significant degree by purchasers of the Common Shares. If the Company issues Common Shares from its treasury for financing purposes, control of the Company may change, and purchasers may suffer additional dilution.

Negative Cash Flow from Operating Activities

The Company has had negative cash flow from operating activities since inception. Significant capital investment will be required to achieve the Company’s existing plans. The Company’s net losses have had and will continue to have an adverse effect on, among other things, shareholder equity, total assets and working capital. The Company expects that losses may fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. The Company cannot predict when it will become profitable, if at all. Accordingly, the Company may be required to obtain additional financing in order to meet its future cash commitments.

Additional Capital Requirements

As a research and development company, the Company expects to spend substantial funds to continue the research, development and testing of its prescription drug product candidates and to prepare to commercialize products subject to applicable regulatory approval. Substantial additional financing may be required if the Company is to be successful in continuing to develop its business and its products. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

Lack of Significant Product Revenue

To date, the Company has generated little product revenue and cannot predict when and if it will generate significant product revenue. The Company’s ability to generate significant product revenue and ultimately become profitable depends upon its ability, alone or with partners, to successfully develop its prescription drug product candidates, obtain regulatory approval and commercialize products, including any of its current prescription drug product candidates or other prescription drug product candidates that it may develop, in-license or acquire in the future. The Company does not anticipate generating revenue from the sale of products for the foreseeable future. The Company expects its research and development expenses to increase in connection with its ongoing activities, particularly as it advances its prescription drug product candidates through clinical trials.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with the International Financial Reporting Standards requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the notes to the financial statements of the Company, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause its operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Company. Significant assumptions and estimates used in preparing the financial statements include those related to income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as cost recognition.

Inadequate Internal Controls

If the Company fails to maintain an effective system of internal controls, the Company might not be able to report its financial results accurately or prevent misstatement; and in that case, the Company’s shareholders could lose confidence in its financial reporting, which would harm its business and could negatively impact the value of its shares. While the Company believes that it has sufficient personnel and review procedures to allow it to maintain an effective system of internal controls, there can be no assurance that the Company will always successfully detect misstatements or implement necessary improvements in a timely fashion.

RISKS RELATED TO THE COMMON SHARES

Market for the Common Shares

There can be no assurance that an active trading market for the Common Shares will develop or, if developed, that any market will be sustained. The Company cannot predict the prices at which the Common Shares will trade. Fluctuations in the market price of the Common Shares could cause an investor to lose all or part of its investment in Common Shares. Factors that could cause fluctuations in the trading price of the Common Shares include: (i) announcements of new offerings, products, services or technologies; commercial relationships, acquisitions or other events by the Company or its competitors; (ii) price and volume fluctuations in the overall stock market from time to time; (iii) significant volatility in the market price and trading volume of companies commercializing psychedelic pharmaceuticals; (iv) fluctuations in the trading volume of the Common Shares or the size of the Company’s public float; (v) actual or anticipated changes or fluctuations in the Company’s results of operations; (vi) whether the Company’s results of operations meet the expectations of securities analysts or investors; (vii) actual or anticipated changes in the expectations of investors or securities analysts; (viii) litigation involving the Company, its industry, or both; (ix) regulatory developments; (x) general economic conditions and trends; (xi) major catastrophic events; (xii) escrow releases, sales of large blocks of the Common Shares; (xiii) departures of key employees or members of management; or (xiv) an adverse impact on the Company from any of the other risks cited herein.

Significant Sales of Common Shares

Although Common Shares held by existing shareholders of the Company will be freely tradable under applicable securities legislation, the Common Shares held by the Company’s directors, executive officers, Control persons and certain other securityholders may be subject to contractual lock-up restrictions and may also be subject to escrow restrictions pursuant to the policies of the NEO Exchange. Sales of a substantial number of the Common Shares in the public market after the expiry of lock-up or escrow restrictions, or the perception that these sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for investors to sell Common Shares at a favourable time and price.

Volatile Market Price for the Common Shares

The securities market in Canada has recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company. The value of the Common Shares distributed hereunder will be affected by such volatility.

The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Company’s business, including fluctuations in the Company’s operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis’ estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Forward-Looking Statements”. In addition, the market price for securities on stock markets, including the NEO Exchange is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Company.

Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Tax Issues

There may be income tax consequences in relation to the Common Shares, which will vary according to circumstances. Independent advice from tax and legal advisers should be obtained.

No Dividends

The Company’s current policy is, and will be, to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. The Company’s dividend policy will be reviewed from time to time by the Board in the context of its earnings, financial condition and other relevant factors. Until the time that the Company does pay dividends, which it might never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.

DIVIDEND AND DISTRIBUTIONS

The Company does not currently intend to declare any dividends payable to the holders of the Common Shares. The Company has no restrictions on paying dividends, but if the Company generates earnings in the foreseeable future, it expects that they will be retained to finance growth. The Board will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

As of the date of this AIF, the authorized share capital of the Company consists of an unlimited number of Common Shares of which 131,464,135 are issued and outstanding, and an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding.

In addition, the Company has agreed to issue Common Shares in connection with the Adelia Transaction. The Common Shares are issuable upon exchange of Class B Shares in the capital of Cybin U.S. on the basis of 10 Common Shares for 1 Class B Share, subject to customary adjustments. The Adelia Shareholders are also entitled to Class B Shares upon the occurrence of certain milestones. No Class B Shares are exchangeable prior to the first anniversary of closing of the Adelia Transaction, and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of the Adelia Transaction; and (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of the Adelia Transaction. Thereafter, 100% of the Class B Shares will be exchangeable. See “General Development of the Business – History of the Company”.

Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Board, and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.

The aim of the Equity Incentive Plan is to attract and retain employees, directors and consultants, and to ensure that interests of key persons are aligned with the success of the Company and its affiliates. The maximum number of options to purchase Common Shares reserved for issuance under the Equity Incentive Plan pursuant to options not intended as ISOs shall be 20% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. The maximum number of Common Shares reserved for issuance under the Equity Incentive Plan pursuant to ISOs is 16,716,920, representing 10% of the issued and outstanding Common Shares as the date of adoption of the Equity Incentive Plan. For the avoidance of doubt, long-term incentive options are excluded from the Equity Incentive Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Equity Incentive Plan.

MARKET FOR SECURITIES

Trading Price and Volume

Prior to the closing of the Transaction on November 5, 2020, the Common Shares were listed for trading on the TSXV. Trading on the TSXV was halted on June 29, 2020 in connection with the announcement of the Transaction. The Common Shares commenced trading on the Exchange following the completion of the Transaction on a post-Consolidation basis under the stock symbol “CYBN” on November 10, 2020 and were voluntarily de-listed from the TSXV. The following table sets forth, for the periods indicated, the reported high and low prices and the trading volume of the Common Shares on the Exchange and the TSXV, as applicable:

Month	High ($)	Low ($)	Volume
January 2020(1)	0.085	0.06	354,300
February 2020(1)	0.065	0.05	162,070
March 2020(1)	0.085	0.05	162,070
April 2020(1)	0.09	0.065	321,500
May 2020(1)	0.18	0.08	238,500
June 2020(1)(2)	0.14	0.12	509,000
November 2020(3)(4)	1.09	0.64	16,697,195
December, 2020(3)	2.50	0.81	25,431,599
January (1-21), 2021(3)	2.60	1.51	9,993,530

Notes:

(1)	Common Shares listed for trading on the facilities of the TSXV.
(2)

Represents trading on the facilities of the TSXV for the period from June 1, 2020 to June 29, 2020. On June 29, 2020, trading in the Common Shares was halted on the TSXV in connection with the Transaction.

(3)	Common Shares listed for trading on the facilities of the Exchange.
(4)

Represents trading on the facilities of the Exchange on a post-Consolidation basis from November 10, 2020 to November 30, 2020. Following the completion of the Transaction, the Common Shares were voluntarily de-listed from the TSXV.

Prior Sales

The following tables set forth details of the issuances of Cybin Shares which were exchanged for Common Shares in connection with the Transaction and securities issued by Cybin exercisable into Common Shares, following the Transaction, during the period from Cybin’s incorporation on October 22, 2019 through to the date of this AIF:

Date Issued	Number of Common Shares	Price Per Share ($)	Nature of Consideration (cash, services, debt, exercise of warrant/options/convertible securities)
October 22, 2019	40,930,228	$0.0001	Cash
October 22, 2019(1)	6,569,772	$0.025	Cash
December 20, 2019(2)	110,000	$0.25	Cash
December 30, 2019(2)	400,000	$0.25	Cash
January 8, 2020(2)	282,022	$0.25	Cash
January 14, 2020(2)	185,366	$0.25	Cash
February 28, 2020(2)	3,568,200	$0.25	Cash
March 18, 2020(2)	1,658,000	$0.25	Cash
April 24, 2020(2)	633,616	$0.25	Cash
May 1, 2020(2)	2,640,984	$0.25	Cash
June 11, 2020(2)	432,000	$0.25	Cash
June 16, 2020(3)	10,150,066	$0.64	Cash
June 17, 2020(3)	390,000	$0.64	Cash
June 26, 2020(4)	1,200,000	$0.25	Convertible Securities
November 5, 2020(5)	60,000,000	$0.75	Cash
December 16, 2020 (6)	142,386	$0.67	Convertible Securities
December 22, 2020 (7)	11,000	$0.25	Convertible Securities
December 22, 2020 (8)	17,861	$0.64	Convertible Securities

Date Issued	Number of Common Shares	Price Per Share ($)	Nature of Consideration (cash, services, debt, exercise of warrant/options/convertible securities)
December 30, 2020(8)	6,339	$0.64	Convertible Securities
January 6, 2021(7)	8,000	$0.25	Convertible Securities

Notes:

(1)	Cybin Shares issued at $0.025 were repriced from $0.0001 per Cybin Share to $0.025 per Cybin Share on June 15, 2020.
(2)	Cybin Shares issued in connection with a private placement at $0.25 per Cybin Share.
(3)	Cybin Shares issued in connection with a private placement at $0.64 per Cybin Share.
(4)	Cybin Shares issued on conversion of the Convertible Notes at $0.25 per Cybin Share.
(5)	Cybin Shares issued on conversion of Subscription Receipts issued at $0.75 per Subscription Receipt.
(6)	Cybin Shares issued on exercise of Options at $0.67 per Cybin Share.
(7)	Cybin Shares issued on exercise of Warrants at $0.25 per Cybin Share.
(8)	Cybin Shares issued on exercise of Warrants at $0.64 per Cybin Share.

Options

Date Granted	Number of Options		Exercise Price ($)		Expiry Date
February 27, 2020	1,500,000	(1)	$0.25		February 27, 2025
June 15, 2020	2,600,000	(1)	$0.25		June 15, 2025
July 22, 2020	500,000	(1)	$0.64		July 22, 2025
October 12, 2020	3,000,000	(1)	$0.75		October 12, 2025
November 4, 2020	6,200,000	(1)(2)	$0.75		November 4, 2025
November 13, 2020	500,000		$0.88		November 13, 2025
November 27, 2020	200,000		$0.91		November 27, 2025
December 11, 2020	700,000		$1.48		December 11, 2025
December 14, 2020	2,244,100	(3)	$1.74	(4)	December 14, 2025
December 28, 2020	760,000		$1.89		December 28, 2025
January 2, 2021	225,000		$1.89		January 2, 2026

Notes:

(1)	Upon completion of the Transaction, all of the Cybin Options issued and outstanding became exercisable into Common Shares of the Company.
(2)	As the result of the termination of a consultant of the Company, 175,000 options expired on December 16, 2020 and 25,000 options will expire on March 16, 2021.
(3)

Upon the closing of the Adelia Transaction, the Company issued Options to purchase up to 2,244,100 to acquire Common Shares, pursuant to the Equity Incentive Plan, exercisable for a period of five (5) years and subject to vesting. An additional 555,900 Options to acquire Common Shares will be issuable to eligible participants at the direction of the Adelia Shareholders, from time to time, after the closing of the Adelia Transaction.

(4)

This exercise price only applies to the 2,244,100 Options issued upon the closing of the Adelia Transaction. The exercise price of the additional 555,900 Options to be granted in connection with the Adelia Transaction will be determined by the Company upon issuance.

Warrants:

Date Issued	Number of Warrants(3)		Exercise Price ($)	Expiry Date
February 28, 2020(1)	60,000	(4)	$0.25	February 28, 2022
June 15, 2020	2,018,000		$0.25	June 15, 2022
June 15, 2020	14,725,000		$0.25	June 15, 2025
June 16, 2020(2)	96,034	(5)	$0.64	June 16, 2022
June 26, 2020(2)	199,275		$0.64	June 26, 2022

Date Issued	Number of Warrants(3)	Exercise Price ($)	Expiry Date
August 20, 2020	2,000,125	$0.64	August 20, 2025
September 14, 2020	56,250	$0.64	August 20, 2025
October 19, 2020	16,000	$0.75	November 5, 2020
November 3, 2020	2,590,000	$0.75	November 5, 2020

Notes:

(1)	Cybin Warrants issued as finder’s fees in connection with the private placement of Cybin Shares at $0.25 per Cybin Share.
(2)	Cybin Warrants issued as finder’s fees in connection with the private placement of Cybin Shares at $0.64 per Cybin Share.
(3)	Upon completion of the Transaction, all Cybin Warrants issued and outstanding became exercisable into Common Shares of the Company.
(4)	11,000 Cybin Warrants were exercised on December 22, 2020 and 8,000 Cybin Warrants were exercised on January 2, 2021 at an exercise price of $0.25 per Cybin Share.
(5)	17,861 Cybin Warrants were exercised on December 22, 2020 and 6,339 Cybin Warrants were exercised on December 30, 2020 at an exercise price of $0.64 per Cybin Share.

During the 12-month period before the date of this AIF, Cybin also issued 127,600 Broker Warrants with an exercise price of $0.75.

Exchangeable Securities:

Date Issued	Number of Securities	Price Per Share ($)
December 14, 2020(1)	868,833	$12.40	(2)
January 12, 2021(1)	51,163.1	$19.90	(3)

Notes:

(1)

Represents non-voting Class B common shares in the capital of Cybin U.S. issued in connection with the Adelia Transaction to Adelia shareholders. The Class B common shares are exchangeable at the holder’s option for Common Shares on the basis of 10 Common Shares for 1 Class B common share, subject to customary adjustments. For further information on the Adelia Transaction, see “General Development of the Business – History of the Company”.

(2)	Price per Class B common share of Cybin U.S., which are exchangeable for 8,688,330 Common Shares, resulting in an effective issue price of $1.24 per Common Share.
(3)	Price per Class B common share of Cybin U.S., which are exchangeable for 511,631 Common Shares, resulting in an effective issue price of $1.99 per Common Share.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL

RESTRICTION ON TRANSFER

The following tables detail the number of Common Shares that were, to the Company’s knowledge, held in escrow on transfer, as at January 22, 2021 (the “Escrowed Securities”):

Designation of Class	Number of Securities held in Escrow		Percentage of Class
Common Shares	26,006,005	(1)	19.78	%(2)

Notes:

(1)

The Company is classified as an “established Company” by the Exchange as defined in NP 46-201, and therefore these Escrowed Securities are subject to an eighteen month escrow under NP 46-201 pursuant to an escrow agreement among the Company, the holders of the Escrowed Securities and Odyssey Trust Company (the “Escrow Agreement”).

(2)	Calculated based on 131,464,135 Common Shares issued and outstanding as at the date hereof, on an undiluted basis.

The Escrowed Securities will be released from escrow on the following schedule:

Release Date	Amount of Escrowed Securities Released
Listing Date	1/4 of the Escrowed Securities

6 months after the Listing Date	1/3 of remaining Escrowed Securities

12 months after the Listing Date	1/2 of remaining Escrowed Securities

18 months after the Listing Date	The remaining Escrowed Securities

In addition to the foregoing escrow arrangements: (i) the holders of approximately 45,033,066 Common Shares have entered into contractual lock-up agreements with the Company with respect to the Escrowed Securities, which provides for a staggered release from such restrictions on the Listing Date, and the 6, 12 and 18 month anniversary of the Listing Date; and (ii) certain shareholders holding approximately 36,430,228 Common Shares have entered into lock-up agreements with the Co-Lead Agents with respect to Common Shares, whereby the holders have agreed to not sell the Common Shares for a period of 120 days after November 5, 2020.

Release Schedule

The table below sets out the total number of each class of securities that have been, or will be, released from restrictions on transfer on listing, and on the date that is each of 120 days, 6 months, 12 months, and 18 months from the Listing Date:

Release Date	Class of Security	Number of Securities to be release from contractual restriction or escrow	Percentage of Class
On the Listing Date	Common Shares	3,438,209	2.62%
	Options	312,500	2.23%
	Warrants	125,031	0.57%
120 days from the Listing Date	Common Shares	9,107,557	6.94%
	Options	3,687,500	26.33%
	Warrants	4,900,000	22.52%
6 months from the Listing Date	Common Shares	12,545,766	9.56%
	Options	3,200,000	22.85%
	Warrants	3,125,031	14.36%
12 months from the Listing Date	Common Shares	12,545,767	9.56%
	Options	3,200,000	22.85%
	Warrants	3,125,031	14.36%
18 months from the Listing Date	Common Shares	12,545,767	9.56%
	Options	3,200,000	22.85%
	Warrants	3,125,032	14.36%

DIRECTORS AND EXECUTIVE OFFICERS

The following table lists the names, municipalities of residence of the directors and officers of the Company, their positions and offices to be held with the Company, and their principal occupations during the past five years and the number of securities of the Company that are beneficially owned, directly or indirectly, or over which control or direction will be exercised by each. Each of the directors is elected to hold office until the next annual meeting of the shareholders of the Company or until a successor is duly elected or appointed.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Douglas Drysdale, Falmouth, Massachusetts, United States Chief Executive Officer	Chief Executive Officer of Cybin President and CEO of Tedor Pharma Inc. Chairman and CEO of Pernix Therapeutics Inc.	August 2020	Nil(4)

Paul Glavine, Toronto, Ontario, Canada Director and Chief Operating Officer	Chief Operating Officer and former Chief Executive Officer of Cybin Managing director of Global Canna Labs Limited and Truverra	August 2020	11,242,407(5) (8.56%)

Eric So(2), Toronto, Ontario, Canada Director and President	President of Cybin Managing Director, Trinity Venture Partners President, Growpacker, Special Advisor and General Counsel, Mundo Inc.	October 2019	11,572,411(5) (8.82%)

John Kanakis, Toronto, Ontario, Canada SVP, Business Development	SVP, Business Development of Cybin Managing Director, Trinity Venture Partners, Co-founder and Director Growpacker	October 2019	10,715,410(5) (8.16%)

Greg Cavers, Toronto, Ontario, Canada Chief Financial Officer	Chief Financial Officer, Cybin Chief Financial Officer, LottoGopher Director of Finance, OSC	November 2020	Nil(6)

Jukka Karjalainen, Toronto, Ontario, Canada Chief Medical Officer	Chief Medical Officer of Cybin Director of Medical and Regulatory Affairs and Corporate Vice President at Biovail Pharmaceuticals, Former Medical Director at Eli Lilly and Company (Finland)	December 2019	Nil(7)

Jacqueline Poriadjian, Toronto, Ontario, Canada Chief Marketing Officer	Chief Marketing Officer, Cybin Chief Marketing Officer and Chief Revenue Officer at Ecobee Chief Marketing Officer, Canada Goose	October 2020	Nil(8)

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Gabriel Fahel, Ottawa, Ontario, Canada Chief Legal Officer	Legal Counsel with the Government of Canada General Counsel Mundo Media Ltd.	November 2020	75,000(8) (0.057%)

Alex Nivorozhkin, West Roxbury, Massachusetts, United States of America Chief Scientific Officer	Chief Executive Officer, Adelia Therapeutics Inc. Chief Operating Officer, Amorsa Therapeutics Inc. Chief Operating Officer, Neo-Advent Technologies Inc.	December 2020	Nil(9)

Michael G. Palfreyman, St. Petersburg, Florida, United States of America Chief Research and Development Officer	Chief Scientific Officer, Amorsa, Therapeutics Inc. Palfreyman BioPharm Advisors, LLC	December 2020	Nil(10)

Brett Greene, Fitchburg, Massachusetts, United States of America Chief Innovation Officer	President, Founder & Chief Strategy Officer Adelia Therapeutics Research Administrator, Center for Drug Discovery, Northeastern University	December 2020	Nil(9)

Eric Hoskins(1)(2)(3), Toronto, Ontario, Canada Director	Ontario Health Minister	November 2020	Nil(11)

Grant Froese(1)(2)(3), Toronto, Ontario, Canada Director	Director, CEO Harvest One Cannabis Inc. Chief Operating Officer at Loblaws	November 2020	Nil(12)

Mark Lawson(1)(3), Toronto, Ontario, Canada Director	Managing Partner, Clermont Capital Partners Inc.	November 2020	8,992(13) (0.007%)

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
(3)	Member of Governance and Nominating Committee.
(4)	Excludes 3,000,000 Options to acquire 3,000,000 Common Shares.
(5)	Excludes 4,000,000 Warrants to acquire 4,000,000 Common Shares and 1,500,000 Options to acquire 1,500,000 Common Shares.
(6)	Excludes 300,000 Options to acquire 300,000 Common Shares.
(7)	Excludes 1,500,000 Options to acquire 1,500,000 Common Shares.
(8)	Excludes 500,000 Options to acquire 500,000 Common Shares.
(9)	Excludes 570,000 Options to acquire 570,000 Common Shares.
(10)	Excludes 760,000 Options to acquire 760,000 Common Shares.
(11)	Excludes 1,150,000 Warrants to acquire 1,150,000 Common Shares and 195,000 Options to acquire 195,000 Common Shares.
(12)	Excludes 750,000 Warrants to acquire 750,000 Common Shares and 195,000 Options to acquire 195,000 Common Shares.
(13)	Excludes 279,952 Options to acquire 279,952 Common Shares.

As of the date of this AIF, all promoters, directors, officers and insiders, as a group, beneficially own, directly or indirectly, an aggregate of 33,614,220 Common Shares on a non-diluted basis, representing 25.57% of the Company’s capitalization on a fully diluted basis.

Board of Directors & Management of Subsidiaries

The board of directors of Cybin Corp., Serenity Life, and Natures Journey consists of Paul Glavine, Eric So, and John Kanakis. The sole director of Cybin U.S. is Eric So. The board of directors of Adelia consists of Douglas Drysdale, Eric So, John Kanakis, Paul Glavine, Alex Nivorozhkin, Brett Greene and Michael Palfreyman.

The officers of Cybin Corp., Serenity Life and Natures Journey are Paul Glavine, John Kanakis, Eric So, Greg Cavers and Douglas Drysdale and the sole officer of Cybin U.S. is Eric So. The officers of Adelia are Alex Nivorozhkin, Brett Greene and Michael Palfreyman.

Douglas Drysdale, Chief Executive Officer, Age 51

Douglas Drysdale is the Chief Executive Officer of the Company. Mr. Drysdale has more than 30 years of experience in the health care sector. As a skillful corporate director, in early 2014, Mr. Drysdale led the recapitalization of a NASDAQ-listed pharmaceutical company, Pernix Therapeutics Inc., raising $65 million. Within the first year of taking the helm as Chairman and CEO, Mr. Drysdale rebuilt the management team and board of directors, and built a 220-person sales team, complete with supporting functions (marketing, sales training, sales operations, and analytics). Mr. Drysdale’s efforts grew the company’s enterprise value exponentially from $80 million to around $800 million. Under Mr. Drysdale’s leadership, the pharmaceutical company raised $465 million of capital.

Earlier in his career, Mr. Drysdale served as Head of M&A at Actavis Group, leading 15 corporate acquisitions across three continents, between 2004 and 2008, including a high-profile public hostile takeover attempt in Central Eastern Europe. Over this period, Mr. Drysdale raised approximately $3 billion of capital and managed lending syndicates, including over 25 banks, to fund its growth. Actavis was sold to Watson Pharmaceuticals in 2012 for €4.25 billion.

Paul Glavine, Director and Chief Operating Officer, Age 31

Paul Glavine is a Co-founder and the Chief Operating Officer of the Company. He is a serial entrepreneur and investor with vast experience in the biotech and cannabis sectors. He is the Co-founder of TruVerra, which was acquired by Supreme Cannabis Company, and previously granted the first ever tier 3 cultivation licence in Jamaica. His previous background is in the parking technology industry and he has advised on M&A and other financings.

Eric So, Director and President, Age 45

Eric So is a Co-founder and President of the Company. He is a veteran owner and operator of various public and private companies over the last 15 years and has led C-level corporate strategy, development and finance at all stages of the business life cycle from start-up to high growth and multinational. He began his career practicing in the areas of corporate commercial, securities, finance and mergers and acquisitions at Torys LLP.

John Kanakis, SVP Business Development, Age 40

John Kanakis is a Co-founder and SVP of Business Development of the Company. He is a serial entrepreneur and financier and has financed and advised over 15 private and public companies throughout his career. He began his career in the technology and medical device manufacturing sectors before starting a merchant bank in Toronto.

Greg Cavers, Chief Financial Officer, Age 50

Greg Cavers has over 20 years’ experience specializing in transforming and revitalizing corporate finance departments. Mr. Cavers has experience in service operations in varying stages of growth leading; business unit start-ups, restructuring, system implementations and merger integrations while increasing profitability, minimizing risk and dedicated to meeting financial reporting, IFRS; as well as regulatory reporting OSFI, MFDA requirements.

Jukka Karjalainen, Chief Medical Officer, Age 61

Dr. Jukka Karjalainen is the former Director of Medical and Regulatory Affairs and Corporate Vice President at Biovail Pharmaceuticals and the former Medical Director at Eli Lilly and Company (Finland). He has 25 years of pharma experience spanning multiple medical specialties, academic, clinical research, regulatory affairs, preclinical, regulatory and clinical drug development from Phase I to Phase IV.

Jacqueline Poriadjian, Chief Marketing Officer, Age 43

Jackie Poriadjian brings 15+ years of brand building, marketing and business development experience from her work with iconic global brands. Ms. Poriadjian spent nearly a decade at Ultimate Fighting Championship (UFC), where she led international distribution and oversaw global brand marketing. In 2016, ahead of its initial public offering, Ms. Poriadjian joined Canada Goose as Chief Marketing Officer, supporting the brand’s transition from a predominantly wholesale to increasingly direct-to-consumer business, which included the launch of its first retail flagships as well as e-commerce. Ms. Poriadjian was most recently Chief Marketing Officer & Chief Revenue Officer at ecobee, bringing to market new products and services from the pioneer in smart home.

Gabriel Fahel, Chief Legal Officer, Age 45

Gabriel Fahel is former legal counsel for the Government of Canada. Previously, he was General Counsel of Mundo Media Ltd. Mr. Fahel has practiced law for twenty years.

Alex Nivorozhkin, Chief Scientific Officer, Age 61

Alex is an entrepreneur and a team builder in the life sciences’ arena with a vast experience and track record in early tech transfer and development. He was a co-founding member of Boston BioCom LLC, a biopharma company funded by and partnered with Pfizer; a co-founding member of Neo-Advent

Technologies LLC, a company involved in novel drug delivery and drug formulation platforms; a co-founding member of Amorsa Therapeutics Inc., a CNS company supported by J&J, which has developed new ketamine-based medications; and a co-founding member of Adelia Therapeutics Inc., focused on novel psychedelic drugs, and other ventures.

Alex gained substantial experience in the commercial aspects of drug discovery and development at Epix Medical and Inotek Pharmaceuticals where he served as the Head of Medicinal Chemistry. He was a Senior Program Manager at the Center of Integration of Medicine and Innovative Technologies (CIMIT) at Massachusetts General Hospital, and a Scientific Programs Officer at Adelson Medical Research Foundation. He is a co-inventor of several drug candidates that have advanced to clinical trials and late pre-clinical studies in the United States, a co-author of over 60 scientific publications in different areas of chemistry, chemical biology, and material sciences, and an inventor on more than 20 patents. Alex is a member of the International Cannabinoid Research Society and Adjunct Professor in Cannabinoids Research at the Center for Drug Discovery, Northeastern University, Boston.

He received a Ph.D. in Physical Organic Chemistry from Rostov University and conducted his postdoctoral research at the University Paris-Sud, France, and the Department of Chemistry and Chemical Biology, Harvard University.

Michael G. Palfreyman, Chief Research and Development Officer, Age 75

Michael Palfreyman is a seasoned leader in the biotechnology and pharmaceutical industries with over four decades’ experience in leadership positions. He specializes in leading and guiding life sciences companies regarding their R&D strategy, financing, BD&L activities and product development and was President, Palfreyman BioPharm Advisors, LLC. In this capacity, Michael served until it was acquired in 2019 as Chief Scientific Officer at Amorsa Therapeutics, Inc.

Michael is an Emeritus Fellow of the American College of Neuropsychopharmacology and his passion lies in the CNS field where he has contributed to, and overseen several research programs in Psychiatric and Neurological Diseases. He has also led R&D pre-clinical and early clinical programs in Oncology, Infectious Diseases, Cardiovascular, Metabolic and Respiratory Disorders, Ophthalmology and GI. A number of these programs have reached the market.

Michael’s own research included discovery and development of a number of psychotherapeutic compounds for treatment of psychosis, depression, stroke, epilepsy, emesis, Parkinson’s, Alzheimer’s and Huntington’s disease. Many of these compounds have entered clinical development and a number have reached the marketplace. Michael is a co-inventor on 43 issued patents and co-author of more than 150 peer reviewed publications.

Michael holds a D.Sc (1996) in rational design of CNS drugs; a Ph.D. (1970) degree in Neuroscience and Neuropharmacology, as well as a B. Pharm (Magna cum Laude, 1967 in Pharmacy), and MRPharmS (Pharmacy Practice, 1971), all from the University of Nottingham, UK.

Brett Greene, Chief Innovation Officer, Age 37

Brett Greene has been an advocate for psychedelic research and education for over 20 years. He was the Research Administrator for the Center for Drug Discovery (CDD) at Northeastern University, one of the world’s top cannabinoid research facilities, a position he held for over 12 years. There, he co-managed over $80m in grant funding to support cannabinoid and serotonin research and managed the NIDA-supported Chemistry & Pharmacology of Drug Abuse (CPDA) Conference. He co-founded Psymposia in 2014, a prominent media and events company globally recognized for its social, political, and scientific coverage of the psychedelic movement, as well as having held numerous conferences and events around the globe. Brett is a scientific advisor to leading companies in the cannabis, hemp and cannabinoid biotech spaces, serving as a member of the scientific advisory board of Advanced Nutrients, and an advisor to investment banking advisory firms Nova Capital International and Apollo Capital International.

Eric Hoskins, Director, Age 59

Eric Hoskins is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years’ experience in health care and public policy.

Grant Froese, Director, Age 58

Grant Froese is a retail industry veteran with 38 years of experience at Loblaw Companies Limited, Canada’s largest food retailer, with his most recent position being Chief Operating Officer. Mr. Froese also served as the Chief Executive Officer of Marquee Health Group, a late-stage applicant under the Access to Cannabis for Medical Purposes Regulation and as Chief Executive Officer of Harvest One, a global cannabis company that develops and provides innovative lifestyle and wellness products to consumers and patients in regulated markets around the world where he gained valuable industry experience and insight. Mr. Froese has extensive experience in supply chain management, digital/ecommerce businesses, marketing, brand management, and merchandising and operations management.

Mark Lawson, Director, Age 48

Mr. Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada, the United States, and in the emerging markets. From 2008 to present Mr. Lawson has been the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology and healthcare sectors. From 2004 to 2008 he was an investment banker with Morgan Stanley in New York, where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, technology, and telecom sectors. Mr. Lawson is also currently a director of various publicly traded companies in Canada. Mr. Lawson received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York and is a Director of the Hugh and Ilene Lawson Charitable Organization.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, no director or executive officer of the Company is, as at the date of this AIF, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been within the last ten years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

Eric So was the Vice-President, Corporate Strategy and General Counsel to Synergex Corporation (“Synergex”), a TSX-listed company, until November 2010. Synergex has been subject to a cease trade order since June 12, 2010 for failing to file, financial statements, management’s discussion and analysis, annual information form, interim financial report and related management’s discussion and analysis, and the certification of filings pursuant to NI 52-109.

Greg Cavers was the interim Chief Financial Officer of LottoGopher Holdings Inc. (“LottoGopher”), a CSE-listed company, until January 2020. Preceding his position, LottoGopher has been subject to a cease trade order on December 5, 2018 for failing to file interim financial report, management’s discussion and analysis and certification of the filings pursuant to NI 52-109.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter, and no such proceedings or actions are known by the Company to be contemplated.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this AIF no director, executive officer or unitholder or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective Associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Odyssey Trust Company, at its Calgary, Alberta office acts as the Company’s transfer agent and registrar and Zeifmans LLP, at its Toronto, Ontario office acts as the Company’s auditor.

MATERIAL CONTRACTS

Material contracts of the Company, other than contracts entered into in the ordinary course of business, that were entered into within the last financial year:

(a)	Amalgamation Agreement;

(b)	Agency Agreement;

(c)	Escrow Agreement;

(d)	IntelGenx Agreement;

(e)	The West Indies Agreement;

(f)	Contribution Agreement; and

(g)	Support Agreement.

The Company’s material contracts described above are filed under the Company’s profile on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an Associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an Associate or affiliate of the Company and no such person is a promoter of the Company or an Associate or affiliate of the Company. Zeifmans LLP is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

AUDIT COMMITTEE

Audit Committee’s Charter

The charter (the “Charter”) of the Company’s Audit Committee is reproduced as Exhibit “A”.

Composition of Audit Committee

As at the date of this AIF, the Audit Committee is composed of Eric Hoskins, Grant Froese and Mark Lawson, each of whom is a director of the Company.

All of the members of the Audit Committee are “independent” as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). The Company is of the opinion that all three members of the Audit Committee are “financially literate” as such term is defined in NI 52-110.

Relevant Education and Experience

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

Eric Hoskins – Mr. Hoskins served as the Minister of Health for Ontario for 4 years and was responsible for creating, overseeing and administering a $55 billion budget. He was also a member of the Ontario government Cabinet for ten years regularly reviewing and commenting on budgets and financial statements. Mr. Hoskins was the Chief Financial Officer of War Child Canada, a $30 million charity, for 8 years. He also has a degree in Health Economics.

Grant Froese – Mr. Froese had a 38-year career with retail giant Loblaw Companies Limited, including 3 years as Chief Operating Officer responsible for all levels of operations and merchandising, as well as oversight of information technology, supply chain, digital/e-commerce, marketing and industry-leading control brands. In his capacity as Chief Operating Officer, Mr. Froese was responsible for financial budgeting, operational P/L and annual revenues of approximately $30 million. Mr. Froese recently served as Chief Executive Officer of Harvest One Cannabis Inc., where he was responsible for oversight of all aspects of the company’s production, operations and financial matters including, the review and approval of quarterly and annual financial statements, AIF, MD&A, and related corporate disclosures. Mr. Froese has a Diploma in Business Administration.

Mark Lawson – Mr. Lawson was previously an investment banker with Morgan Stanley in New York where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, energy, technology, and media & telecom sector. He received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada, and his MBA in Finance from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson was previously the Chief Financial Officer of a TSX Venture listed company.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year have any recommendations by the Audit Committee respecting the nomination and/or compensation of the Company’s external auditors not been adopted by the board of directors.

Pre-Approval Policies and Procedures

Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

External Auditor Service Fees (By Category)

Audit Fees

The Company’s external auditors billed $7,500 and $10,500 for the audit of the financial years ended July 31, 2020 and 2019, respectively.

Cybin’s external auditors billed $31,500 for the audit of the financial period from incorporation on October 22, 2019 to March 31, 2020.

Audit-Related Fees

The Company’s external auditors billed $5,000 and nil for the review of financial statements during the financial years ended July 31, 2020 and 2019, respectively.

Cybin’s external auditors billed nil for the review of financial statements during the financial period from incorporation on October 22, 2019 from incorporation to March 31, 2020.

Tax Fees

The Company’s external auditors billed the Company nil during the financial years ended July 31, 2020 and 2019, respectively, for services related to tax compliance, tax advice and tax planning.

Cybin’s external auditors billed Cybin $3,500 during the financial period from incorporation on October 22, 2019 to March 31, 2020 for services related to tax compliance, tax advice and tax planning.

All Other Fees

The Company’s external auditors billed the Company nil during the financial years ended July 31, 2020 and July 31, 2019 for other services.

Cybin’s external auditors billed Cybin nil during the financial period from incorporation on October 22, 2019 to March 31, 2020 for other services.

COMPLIANCE PROGRAM

The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local counsel engaged in every jurisdiction in which it operates and has received legal opinions or advice in each of these jurisdiction regarding (a) compliance with applicable regulatory frameworks, and (b) potential exposure to, and implications arising from, applicable laws in jurisdictions where the Company has operations or intends to operate.

The Company works with third parties who require regulatory licensing in order to handle scheduled drugs. The Company continuously updates its compliance and channel programs to maintain regulatory standards set for drug development. The Company also works with clinical research organizations who maintain batch records and data storage for the Company’s clinical programs.

Additionally, the Company has established a Medical & Clinical Advisory Team, a Research, Clinical and Regulatory Team and a Government Relations and Communications Team with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.

In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates.

The programs currently in place include monitoring by executives of the Company to ensure that all operations materially conform to and comply with required laws, regulations and operating procedures. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities.

INSIDER TRADING POLICY AND CODE OF ETHICS AND BUSINESS CONDUCT

Insider Trading Policy

The Company has adopted an insider trading policy to set forth basic guidelines for trading in the Company’s securities (including, without limitation, its Common Shares) to avoid any situation that might have the potential to damage the Company’s reputation or which could constitute a violation of federal or provincial securities law by the Company, its officers, directors, employees, consultants, affiliates and certain family members of such individuals (“Insiders”). Under this policy, Insiders are prohibited from trading in Common Shares and other securities on the basis of material, non-public information relating to the Company until after the information has been disclosed to the public or during a blackout period.

The obligation not to trade on inside information applies not only to the Insiders, but also to persons who obtain such information from Insiders and use it to their advantage. Thus, liability may be imposed upon the Company, its Insiders and also outsiders who are the source of leaks of material information not yet disclosed to the public and the leaks coincide with purchases or sales of the Company’s securities by such insiders, outsiders or by “tippees”.

In order to provide a degree of certainty as to when insider trading is permissible, the policy imposes mandatory blackout periods during the period commencing on the first day following the end of each fiscal quarter or year-end and ending at the close of business on the first trading day following the dissemination by the Company of such quarterly and annual results. In addition, no Insider is permitted to trade any securities of the Company until two trading days after the issuance of any news release in which material information is released to the public. The Company may, from time to time, issue a general blackout period for a specific or indefinite period covering Insiders or specific employees or groups.

The policy also outlines the Company’s reporting obligations for changes in Common Shares owned by Insiders as well as the penalties for violating such policy and applicable laws.

Code of Business Conduct

The Company has adopted a Code of Business Conduct (the “Code”). The Code sets forth standards designed to reasonably: deter wrongdoing, promote honest and ethical conduct, promote prompt internal reporting of violations of the Code and promote accountability. All personnel, in discharging their duties, must comply with applicable laws and regulations, the rules of the stock exchange(s) on which the Common Shares are listed as well as the Company’s internal policies.

The Code sets the expectation that personnel learn about laws, rules and regulations that affect what they do at the Company, and raise any questions concerning the applicability, existence or interpretation of any law or regulation or conduct with their supervisor or the legal department of the Company. The Code prohibits personnel from making or participating in making any payments designed to cause or improperly influence the decisions of an individual, a company or a governmental official to act in a way that gives the Company or its personnel an advantage or soliciting, encouraging or actually receiving any bribe or other payment, contribution, gifts or favor that could influence your or another’s decision.

The Code encourages personnel to report any actual or suspected fraud or securities law violations to the Chief Compliance Officer. The Code mandates a safe work environment and a no tolerance policy towards harassment and violence in the workplace. The Code provides guidance on avoiding conflicts of interest and acting in the best interest of the Company. The Code also outlines the requirements or personnel as it relates to disclosure of Company information, confidentiality and maintaining the integrity of the Company’s books and records and intellectual property.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Listing Statement, as filed on SEDAR November 9, 2020.

Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the most recently completed financial year.

EXHIBIT “A”

AUDIT COMMITTEE CHARTER

CYBIN INC.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

(Implemented pursuant to National Instrument 52-110 – Audit Committees)

National Instrument 52-110 – Audit Committees (the “Instrument”) relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every NEO Exchange listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors.

This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART 1

Purpose:

The purpose of the Committee is to:

(a)	improve the quality of the Corporation’s financial reporting;

(b)	assist the board of directors to properly and fully discharge its responsibilities;

(c)	provide an avenue of enhanced communication between the directors and external auditors;

(d)	enhance the external auditor’s independence;

(e)	increase the credibility and objectivity of financial reports; and

(f)	strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.

1.1	Definitions

“accounting principles” has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards;

“Affiliate” means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;

“audit services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

“Charter” means this audit committee charter;

“Committee” means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

“Control Person” means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;

“financially literate” has the meaning set forth in Section 1.2;

“immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home;

“independent” means independent only as determined by both the Instrument and the NEO Exchange Listing Manual;

“Instrument” means National Instrument 52-110 – Audit Committees;

“MD&A” has the meaning ascribed to it in National Instrument 51-102;

“Member” means a member of the Committee;

“National Instrument 51-102” means National Instrument 51-102—Continuous Disclosure Obligations; and

“non-audit services” means services other than audit services.

1.2	Meaning of Financially Literate

For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

PART 2

2.1	Audit Committee

The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.

2.2	Relationship with External Auditors

The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3	Committee Responsibilities

1.	The Committee shall be responsible for making the following recommendations to the board of directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)	the compensation of the external auditor.

2.

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

(a)	reviewing the audit plan with management and the external auditor;

(b)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

(c)	questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)

reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

(f)	reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness;

(g)	reviewing interim unaudited financial statements before release to the public;

(h)	reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management’s discussion and analysis;

(i)	reviewing the evaluation of internal controls by the external auditor, together with management’s response;

(j)	reviewing the terms of reference of the internal auditor, if any;

(k)	reviewing the reports issued by the internal auditor, if any, and management’s response and subsequent follow up to any identified weaknesses; and

(l)	reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3.	The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer’s external auditor.

4.	The Committee shall review the Corporation’s financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.

5.

The Committee shall ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and shall periodically assess the adequacy of those procedures.

6.

When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.

7.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.

8.	The Committee shall, as applicable, establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9.

As applicable, the Committee shall establish, periodically review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

10.	The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4	De Minimis Non-Audit Services

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

(a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the financial year in which the services are provided;

(b)	the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)

the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5	Delegation of Pre-Approval Function

1.	The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.33.

2.

The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1	Composition

1.	The Committee shall be composed of a minimum of three Members.

2.	Every Member shall be a director of the issuer.

3.	Every Member shall be independent.

4.	Every Member shall be financially literate.

5.	The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.

PART 4

4.1	Authority

Until the replacement of this Charter, the Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee;

(c)	communicate directly with the internal and external auditors; and

(d)	recommend the amendment or approval of audited and interim financial statements to the board of directors.

PART 5

5.1	Required Disclosure

The Corporation must include in its Annual Information Form the disclosure required by Form 52-110F1.

5.2	Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular a cross-reference to the sections in the Corporation’s Annual Information Form that contain the information required by section 5.1.

PART 6

6.1	Meetings

1.	Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

2.	Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3.	Minutes shall be kept of all meetings of the Committee.